1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

SIGNATURES

Taiwan Semiconductor Manufacturing Company Limited
Financial Statements for the
Nine Months Ended September 30, 2010 and 2009 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of September 30, 2010 and 2009, and the related statements of income and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited adopted the newly revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories.”

We have also reviewed, in accordance with Statement on Auditing Standards No. 36, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the nine months ended September 30, 2010 on which we have issued an unqualified review report and as of and for the nine months ended September 30, 2009 on which we have issued an unqualified review report with an explanatory paragraph relating to the adoption of the newly revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories.”
October 21, 2010
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$90,399,569	14	$102,286,286	20
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	14,383	—	367,461	—
Available-for-sale financial assets (Notes 2, 6 and 23)	4,048,549	1	—	—
Held-to-maturity financial assets (Notes 2, 7 and 23)	5,598,471	1	8,374,389	2
Receivables from related parties (Note 24)	25,218,595	4	22,464,807	4
Notes and accounts receivable	27,263,732	4	20,825,053	4
Allowance for doubtful receivables (Notes 2 and 8)	(540,000)	—	(436,000)	—
Allowance for sales returns and others (Notes 2 and 8)	(6,590,121)	(1)	(8,874,199)	(2)
Other receivables from related parties (Note 24)	657,787	—	321,499	—
Other financial assets (Note 25)	282,002	—	903,842	—
Inventories (Notes 2, 3 and 9)	23,773,530	4	17,194,184	3
Deferred income tax assets (Notes 2 and 18)	1,965,666	—	4,287,040	1
Prepaid expenses and other current assets	1,243,888	—	613,580	—

Total current assets	173,336,051	27	168,327,942	32

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	115,519,229	18	105,085,064	20
Available-for-sale financial assets	1,036,502	—	1,033,473	—
Held-to-maturity financial assets	1,658,671	—	13,278,683	3
Financial assets carried at cost	497,835	—	501,563	—

Total long-term investments	118,712,237	18	119,898,783	23

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	127,695,671	19	123,783,029	24
Machinery and equipment	836,615,885	129	674,274,132	129
Office equipment	11,310,109	2	10,337,123	2

	975,621,665	150	808,394,284	155
Accumulated depreciation	(685,650,928)	(105)	(610,117,838)	(117)
Advance payments and construction in progress	40,621,708	6	18,320,302	4

Net property, plant and equipment	330,592,445	51	216,596,748	42

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	5,608,464	1	5,453,680	1

Total intangible assets	7,176,220	1	7,021,436	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	10,200,761	2	6,973,800	1
Refundable deposits	9,059,889	1	2,754,296	1
Others (Notes 2 and 24)	437,617	—	487,358	—

Total other assets	19,698,267	3	10,215,454	2

TOTAL	$649,515,220	100	$522,060,363	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 14)	$37,596,000	6	$—	—
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	73,530	—	—	—
Accounts payable	9,645,148	1	8,297,913	1
Payables to related parties (Note 24)	3,451,537	1	2,294,155	—
Income tax payable (Notes 2 and 18)	5,252,509	1	5,726,656	1
Accrued profit sharing to employees and bonus to directors (Notes 2 and 20)	8,201,440	1	8,618,411	2
Payables to contractors and equipment suppliers	26,017,941	4	15,520,005	3
Accrued expenses and other current liabilities (Notes 16 and 23)	13,471,370	2	8,675,196	2

Total current liabilities	103,709,475	16	49,132,336	9

LONG-TERM LIABILITIES
Bonds payable (Notes 15 and 23)	4,500,000	1	4,500,000	1
Other long-term payables (Notes 16 and 23)	156,650	—	579,600	—

Total long-term liabilities	4,656,650	1	5,079,600	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,815,765	—	3,786,616	1
Guarantee deposits (Note 27)	809,698	—	1,104,704	—
Deferred credits (Notes 2 and 24)	—	—	71,809	—

Total other liabilities	4,625,463	—	4,963,129	1

Total liabilities	112,991,588	17	59,175,065	11

CAPITAL STOCK — NT$10 PAR VALUE (Note 20)
Authorized: 28,050,000 thousand shares Issued: 25,907,344 thousand shares in 2010 25,900,662 thousand shares in 2009	259,073,440	40	259,006,623	50

CAPITAL SURPLUS (Notes 2 and 20)	55,634,070	9	55,439,919	10

RETAINED EARNINGS (Note 20)
Appropriated as legal capital reserve	86,239,494	14	77,317,710	15
Appropriated as special capital reserve	1,313,047	—	—	—
Unappropriated earnings	137,506,581	21	71,898,923	14

	225,059,122	35	149,216,633	29

OTHERS (Notes 2 and 23)
Cumulative translation adjustments	(3,761,669)	(1)	(1,272,298)	—
Unrealized gain on financial instruments	518,669	—	494,421	—

	(3,243,000)	(1)	(777,877)	—

Total shareholders’ equity	536,523,632	83	462,885,298	89

TOTAL	$649,515,220	100	$522,060,363	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche review report dated October 21, 2010)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 24)	$308,832,522		$206,462,258

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	8,715,191		9,715,735

NET SALES	300,117,331	100	196,746,523	100

COST OF SALES (Notes 3, 9, 19 and 24)	154,784,733	52	113,516,518	58

GROSS PROFIT	145,332,598	48	83,230,005	42

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	136,536	—	128,152	—

REALIZED GROSS PROFIT	145,196,062	48	83,101,853	42

OPERATING EXPENSES (Notes 19 and 24)
Research and development	20,084,456	6	13,686,108	7
General and administrative	8,168,276	3	7,246,047	3
Marketing	2,175,006	1	1,427,041	1

Total operating expenses	30,427,738	10	22,359,196	11

INCOME FROM OPERATIONS	114,768,324	38	60,742,657	31

NON-OPERATING INCOME AND GAINS
Settlement income (Note 27)	6,343,524	2	494,070	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	4,677,062	2	—	—
Interest income (Note 2)	555,085	—	938,369	1
Technical service income (Notes 24 and 27)	354,756	—	279,644	—
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	156,175	—	576,910	—
Others (Notes 2, 23 and 24)	266,309	—	409,157	—

Total non-operating income and gains	12,352,911	4	2,698,150	1

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
NON-OPERATING EXPENSES AND LOSSES
Casualty loss (Note 9)	$190,992	—	$—	—
Interest expense	142,824	—	108,276	—
Equity in losses of equity method investees, net (Notes 2 and 10)	—	—	2,772,157	1
Foreign exchange loss, net (Note 2)	—	—	611,098	—
Others (Note 2)	113,919	—	102,553	—

Total non-operating expenses and losses	447,735	—	3,594,084	1

INCOME BEFORE INCOME TAX	126,673,500	42	59,846,723	31

INCOME TAX EXPENSE (Notes 2 and 18)	5,788,940	2	3,294,936	2

NET INCOME	$120,884,560	40	$56,551,787	29

	2010		2009
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$4.89	$4.67	$2.32	$2.19

Diluted earnings per share	$4.89	$4.66	$2.30	$2.18

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche review report dated October 21, 2010)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$120,884,560	$56,551,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61,013,582	55,547,956
Unrealized gross profit from affiliates	136,536	128,152
Amortization of premium/discount of financial assets	13,756	(6,248)
Gain on disposal of available-for-sale financial assets, net	—	(37,370)
Gain on held-to-maturity financial assets redeemed by the issuer	—	(16,091)
Loss on disposal of financial assets carried at cost	1,263	97
Equity in losses (earnings) of equity method investees, net	(4,677,062)	2,772,157
Cash dividends received from equity method investees	422,490	1,402,592
Gain on disposal of property, plant and equipment and other assets, net	(40,510)	(77,173)
Settlement income from receiving equity securities	(4,434,364)	—
Deferred income tax	(273,785)	(1,112,168)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	240,890	(408,619)
Receivables from related parties	(2,676,822)	(10,736,603)
Notes and accounts receivable	(7,379,212)	(9,383,877)
Allowance for doubtful receivables	109,000	(746)
Allowance for sales returns and others	(1,993,511)	3,005,617
Other receivables from related parties	23,875	160,152
Other financial assets	822,070	(192,087)
Inventories	(4,943,314)	(4,386,248)
Prepaid expenses and other current assets	(339,265)	578,895
Increase (decrease) in:
Accounts payable	456,994	4,306,139
Payables to related parties	1,412,195	1,091,805
Income tax payable	(3,508,611)	(3,496,155)
Bonuses payable to employees and directors	1,430,102	965,342
Accrued expenses and other current liabilities	(3,522,931)	641,917
Accrued pension cost	8,589	76,607
Deferred credits	(47,873)	(206,551)

Net cash provided by operating activities	153,138,642	97,169,279

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2010	2009
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(138,922,267)	$(44,452,382)
Held-to-maturity financial assets	—	(9,405,409)
Investments accounted for using equity method	(8,125,980)	(262,922)
Financial assets carried at cost	(480)	(986)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	—	1,037,370
Held-to-maturity financial assets	14,893,000	5,418,000
Financial assets carried at cost	3,370	18,828
Property, plant and equipment and other assets	62,293	68,579
Proceeds from return of capital by investees	—	20,201
Increase in deferred charges	(1,177,741)	(438,308)
Increase in refundable deposits	(6,361,773)	(34,559)

Net cash used in investing activities	(139,629,578)	(48,031,588)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	37,596,000	—
Repayment of bonds payable	—	(8,000,000)
Decrease in guarantee deposits	(191,678)	(374,448)
Proceeds from exercise of employee stock options	150,760	190,995
Cash dividends	(77,708,120)	(76,876,312)

Net cash used in financing activities	(40,153,038)	(85,059,765)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(26,643,974)	(35,922,074)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	117,043,543	138,208,360

CASH AND CASH EQUIVALENTS, END OF PERIOD	$90,399,569	$102,286,286

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$171,888	$351,803

Income tax paid	$9,477,093	$7,770,195

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$135,815,549	$52,075,005
Decrease (increase) in payables to contractors and equipment suppliers	3,229,638	(7,622,623)
Nonmonetary exchange trade-out price	(122,920)	—

Cash paid	$138,922,267	$44,452,382

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2010	2009
Disposal of property, plant and equipment and other assets	$620,872	$60,488
Decrease (increase) in other receivables from related parties	(435,659)	8,091
Nonmonetary exchange trade-out price	(122,920)	—

Cash received	$62,293	$68,579

NON-CASH FINANCING ACTIVITIES
Current portion of other long-term payables (under accrued expenses and other current liabilities)	$614,061	$775,567

Profit sharing to employees transferred to capital stock	$—	$7,494,988

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche review report dated October 21, 2010)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, the Company also engages in the researching, developing, designing, manufacturing and selling of LED lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of September 30, 2010 and 2009, the Company had 29,377 and 20,566 employees, respectively.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of overseas publicly traded stock is determined using the closing prices at the end of the period. The fair value of debt securities is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company determines the amount of the allowance for doubtful receivables with a charge of 1% of the amount of outstanding receivables considering the account aging analysis and current trends in the credit quality of its customers.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.

As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees — the estimated life of the technology or the term of the technology transfer contract; software and system design costs — 3 years; patent and others — the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Profit Sharing to Employees and Bonus to Directors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record profit sharing to employees and bonus to directors as an expense rather than as an appropriation of earnings.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
3.	ACCOUNTING CHANGES
Effective January 1, 2009, the Company adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such changes in accounting principle did not have significant effect on the Company’s financial statements for the nine months ended September 30, 2009.
4.	CASH AND CASH EQUIVALENTS

	September 30
	2010	2009
Cash and deposits in banks	$87,348,689	$91,703,367
Repurchase agreements collateralized by government bonds	3,050,880	10,582,919

	$90,399,569	$102,286,286

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2010	2009
Trading financial assets

Forward exchange contracts	$3,241	$—
Cross currency swap contracts	11,142	367,461

	$14,383	$367,461

Trading financial liabilities

Forward exchange contracts	$73,530	$—

The Company entered into derivative contracts during the nine months ended September 30, 2010 and 2009 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
September 30, 2010

Sell EUR/Buy NT$	October 2010	EUR139,000/NT$5,851,568
Sell US$/Buy NT$	October 2010	US$30,000/NT$939,400
Outstanding cross currency swap contracts consisted of the following:

	Contract Amount		Range of Interest	Range of Interest
Maturity Date	(In Thousands)		Rates Paid	Rates Received
September 30, 2010

October 2010	US$	90,000/NT$2,830,540	0.46%	0.00%

September 30, 2009

October 2009 to December 2009	US$	950,000/NT$30,935,532	0.30%—1.00%	0.00%—0.61%
For the nine months ended September 30, 2010 and 2009, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$156,175 thousand and NT$576,910 thousand, respectively.
6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2010	2009
Overseas publicly traded stock	$4,048,549	$—
Corporate bonds	1,036,502	1,033,473

	5,085,051	1,033,473
Current portion	(4,048,549)	—

	$1,036,502	$1,033,473

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2010	2009
Corporate bonds	$7,257,142	$12,748,902
Structured time deposits	—	6,000,000
Government bonds	—	2,904,170

	7,257,142	21,653,072
Current portion	(5,598,471)	(8,374,389)

	$1,658,671	$13,278,683

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
September 30, 2009

Callable domestic deposits	$6,000,000	$3,404	0.67%-0.95%	March 2011 to August 2011

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Nine Months Ended September 30
	2010	2009
Balance, beginning of period	$431,000	$436,746
Provision	109,000	243,061
Write-off	—	(243,807)

Balance, end of period	$540,000	$436,000

Movements of the allowance for sales returns and others were as follows:

	Nine Months Ended September 30
	2010	2009
Balance, beginning of period	$8,583,632	$5,868,582
Provision	8,715,191	9,715,735
Write-off	(10,708,702)	(6,710,118)

Balance, end of period	$6,590,121	$8,874,199

9.	INVENTORIES

	September 30
	2010	2009
Finished goods	$3,007,453	$2,013,527
Work in process	18,087,605	13,654,961
Raw materials	1,490,972	907,655
Supplies and spare parts	1,187,500	618,041

	$23,773,530	$17,194,184

Write-down of inventories to net realizable value in the amount of NT$582,149 thousand and NT$313,175 thousand, respectively, were included in the cost of sales for the nine months ended September 30, 2010 and 2009. Inventory losses related to earthquake damage in the amount of NT$190,992 thousand were classified under non-operating expenses and losses for the nine months ended September 30, 2010.
10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2010		2009
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC Global Ltd. (TSMC Global)	$44,892,711	100	$45,492,790	100
TSMC Partners, Ltd. (TSMC Partners)	33,943,317	100	32,627,788	100
Vanguard International Semiconductor Corporation (VIS)	9,424,817	38	9,410,696	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,890,171	39	5,899,305	39
Motech Industries Inc. (Motech)	6,533,432	20	—	—
TSMC China Company Limited (TSMC China)	3,654,158	100	3,606,012	100
VentureTech Alliance Fund III, L.P. (VTAF III)	2,852,802	99	1,341,398	98
TSMC North America	2,827,009	100	2,686,753	100
Xintec Inc. (Xintec)	1,618,701	41	1,372,699	41
VentureTech Alliance Fund II, L.P. (VTAF II)	1,093,417	98	1,059,820	98
Global UniChip Corporation (GUC)	1,061,303	35	960,442	36
Emerging Alliance Fund, L.P. (Emerging Alliance)	320,426	99	319,571	99
TSMC Europe B.V. (TSMC Europe)	182,022	100	152,965	100
TSMC Japan Limited (TSMC Japan)	150,896	100	136,710	100
TSMC Solar Europe B.V. (TSMC Solar Europe)	25,638	100	—	—
TSMC Solar North America, Inc. (TSMC Solar NA)	24,717	100	—	—
TSMC Korea Limited (TSMC Korea)	20,559	100	18,115	100
TSMC Lighting North America, Inc. (TSMC Lighting NA)	3,133	100	—	—

	$115,519,229		$105,085,064

For the renewable energy and efficiency related businesses development, the Company established wholly-owned subsidiaries, TSMC Solar Europe, TSMC Solar NA and TSMC Lighting NA, in the third quarter of 2010.

For the nine months ended September 30, 2010, the Company increased its investment in VTAF III for the amount of NT$1,786,701 thousand, and the Company’s percentage of ownership in VTAF III increased from 98% to 99%.

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.

For the nine months ended September 30, 2010 and 2009, equity in earnings/losses of equity method investees was a net gain of NT$4,677,062 thousand and a net loss of NT$2,772,157 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except those of VTAF II, Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea for the nine months ended September 30, 2010 and those of Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea for the nine months ended September 30, 2009. The Company believes that, had VTAF II, Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea’s financial statements been reviewed, any adjustments arising would have no material effect on the Company’s financial statements.

As of September 30, 2010 and 2009, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$13,789,014 thousand and NT$15,891,684 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Nine Months Ended September 30
	2010	2009
Balance, beginning of period	$1,429,118	$2,053,253
Additions	2,055,660	—
Amortizations	(726,392)	(468,101)

Balance, end of period	$2,758,386	$1,585,152

Movements of the difference allocated to goodwill were as follows:

	Nine Months Ended September 30
	2010	2009
Balance, beginning of period	$1,061,885	$1,061,885
Additions	353,680	—

Balance, end of period	$1,415,565	$1,061,885

11.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2010	2009
Non-publicly traded stocks	$338,584	$338,584
Mutual funds	159,251	162,979

	$497,835	$501,563

12.	PROPERTY, PLANT AND EQUIPMENT

	Nine Months Ended September 30, 2010
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$124,522,047	$3,309,121	$(135,497)	$—	$127,695,671
Machinery and equipment	713,426,126	124,067,387	(1,017,470)	139,842	836,615,885
Office equipment	10,781,099	1,185,072	(655,620)	(442)	11,310,109

	848,729,272	$128,561,580	$(1,808,587)	$139,400	975,621,665

Accumulated depreciation
Buildings	73,525,160	$6,012,896	$(128,466)	$—	79,409,590
Machinery and equipment	545,693,910	52,869,076	(1,017,066)	139,842	597,685,762
Office equipment	8,545,253	666,347	(655,582)	(442)	8,555,576

	627,764,323	$59,548,319	$(1,801,114)	$139,400	685,650,928

Advance payments and construction in progress	33,786,577	$7,253,969	$(418,838)	$—	40,621,708

	$254,751,526				$330,592,445

	Nine Months Ended September 30, 2009
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$114,014,588	$9,778,198	$(9,823)	$66	$123,783,029
Machinery and equipment	635,008,261	40,995,876	(1,732,570)	2,565	674,274,132
Office equipment	9,748,869	738,667	(150,347)	(66)	10,337,123

	758,771,718	$51,512,741	$(1,892,740)	$2,565	808,394,284

Accumulated depreciation
Buildings	65,351,514	$6,067,051	$(9,823)	$66	71,408,808
Machinery and equipment	484,046,160	47,404,997	(1,129,563)	2,565	530,324,159
Office equipment	7,849,580	685,519	(150,162)	(66)	8,384,871

	557,247,254	$54,157,567	$(1,289,548)	$2,565	610,117,838

Advance payments and construction in progress	17,758,038	$562,264	$—	$—	18,320,302

	$219,282,502				$216,596,748

No interest was capitalized during the nine months ended September 30, 2010 and 2009.

13.	DEFERRED CHARGES, NET

	Nine Months Ended September 30, 2010
	Balance,
	Beginning of			Balance,
	Period	Additions	Amortization	End of Period
Technology license fees	$2,979,801	$—	$(534,476)	$2,445,325
Software and system design costs	1,646,973	966,623	(652,432)	1,961,164
Patent and others	1,264,911	211,118	(274,054)	1,201,975

	$5,891,685	$1,177,741	$(1,460,962)	$5,608,464

	Nine Months Ended September 30, 2009
	Balance,
	Beginning of			Balance,
	Period	Additions	Amortization	End of Period
Technology license fees	$3,786,251	$—	$(614,959)	$3,171,292
Software and system design costs	1,559,857	438,308	(569,672)	1,428,493
Patent and others	1,055,353	—	(201,458)	853,895

	$6,401,461	$438,308	$(1,386,089)	$5,453,680

14.	SHORT-TERM LOANS

September 30,
2010
Unsecured loans
US$1,200,000 thousand, due in October 2010, and annual interest at 0.39%-0.54%	$37,596,000

15.	BONDS PAYABLE

	September 30
	2010	2009
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	$4,500,000	$4,500,000

16.	OTHER LONG-TERM PAYABLES
The Company’s long-term payables mainly resulted from license agreements for certain semiconductor-related patents. As of September 30, 2010, future payments for other long-term payables were as follows:

Year of Payment	Amount
2010 (4th quarter)	$363,421
2011	407,290

770,711
Current portion (classified under accrued expenses and other current liabilities)	(614,061)

$156,650

17.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$672,785 thousand and NT$441,429 thousand for the nine months ended September 30, 2010 and 2009, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$177,084 thousand and NT$216,482 thousand for the nine months ended September 30, 2010 and 2009, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Nine Months Ended September 30
	2010	2009
The Fund
Balance, beginning of period	$2,595,717	$2,389,519
Contributions	159,705	143,540
Interest	41,105	52,445
Payments	(11,050)	(37,801)

Balance, end of period	$2,785,477	$2,547,703

Accrued pension cost
Balance, beginning of period	$3,807,176	$3,710,009
Accruals	8,589	76,607

Balance, end of period	$3,815,765	$3,786,616

18.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Nine Months Ended September 30
	2010	2009
Income tax expense based on “income before income tax” at statutory rate (17% and 25% for 2010 and 2009, respectively)	$21,534,495	$14,961,671
Tax effect of the following:
Tax-exempt income	(12,295,454)	(6,678,202)
Temporary and permanent differences	(616,048)	2,854,793
Others	—	69,174
Additional tax at 10% on unappropriated earnings	127,489	—
Income tax credits used	(3,678,333)	(5,603,718)

Income tax currently payable	$5,072,149	$5,603,718

b. Income tax expense consisted of the following:

	Nine Months Ended September 30
	2010	2009
Income tax currently payable	$5,072,149	$5,603,718
Income tax adjustments on prior years	980,428	(1,155,113)
Other income tax adjustments	10,148	(41,501)
Net change in deferred income tax assets
Investment tax credits	(6,965,003)	(3,159,546)
Temporary differences	65,697	143,079
Valuation allowance	6,625,521	1,904,299

Income tax expense	$5,788,940	$3,294,936

c. Net deferred income tax assets consisted of the following:

	September 30
	2010	2009
Current deferred income tax assets
Investment tax credits	$1,096,995	$3,442,000
Temporary differences
Allowance for sales returns and others	566,750	757,656
Unrealized gain/loss on financial instruments	65,589	—
Others	236,332	87,384

	$1,965,666	$4,287,040

Noncurrent deferred income tax assets
Investment tax credits	$20,599,749	$13,329,764
Temporary differences
Depreciation	1,990,080	1,740,215
Others	35,785	207,766
Valuation allowance	(12,424,853)	(8,303,945)

	$10,200,761	$6,973,800

Effective in May 2009 and June 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 25% to 20% and from 20% to 17%, respectively. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. The Company recalculated its deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010 and 2009, respectively.

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the period in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that period. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

d.	Integrated income tax information:

The balance of the imputation credit account as of September 30, 2010 and 2009 was NT$1,669,533 thousand and NT$214,826 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2009 and 2008 were 9.85% and 9.10%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of September 30, 2010, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$3,212,913	$3,147,180	2012
		6,039,644	6,039,644	2013
		5,442,649	5,442,649	2014

		$14,695,206	$14,629,473

Statute for Upgrading Industries	Research and development expenditures	$1,000,000	$—	2010
		1,054,194	—	2011
		2,691,517	2,691,517	2012
		4,328,009	4,328,009	2013

		$9,073,720	$7,019,526

Statute for Upgrading Industries	Personnel training expenditures	$19,293	$—	2011
		30,624	30,624	2012
		17,121	17,121	2013

		$67,038	$47,745

Statute for Industrial Innovation	Research and development expenditures	$1,539,113	$—	2010

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period
Construction and expansion of 2001	2006 to 2010
Construction and expansion of 2003	2007 to 2011
Construction and expansion of 2004	2008 to 2012
Construction and expansion of 2005	2010 to 2014
h.	The tax authorities have examined income tax returns of the Company through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2010
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$17,941,777	$13,265,190	$31,206,967
Labor and health insurance	670,276	382,460	1,052,736
Pension	540,957	308,912	849,869
Meal	403,413	163,910	567,323
Welfare	161,132	95,271	256,403
Others	50,792	18,560	69,352

	$19,768,347	$14,234,303	$34,002,650

Depreciation	$55,796,317	$3,739,803	$59,536,120

Amortization	$933,660	$527,302	$1,460,962

	Nine Months Ended September 30, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$11,010,069	$8,299,658	$19,309,727
Labor and health insurance	458,611	278,310	736,921
Pension	409,387	248,524	657,911
Meal	305,276	132,322	437,598
Welfare	107,465	67,310	174,775
Others	79,471	14,697	94,168

	$12,370,279	$9,040,821	$21,411,100

Depreciation	$51,354,934	$2,790,434	$54,145,368

Amortization	$897,733	$488,356	$1,386,089

20.	SHAREHOLDERS’ EQUITY
As of September 30, 2010, 1,096,448 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,482,242 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	September 30
	2010	2009
Additional paid-in capital	$23,562,191	$23,408,710
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	373,244	332,574
Donations	55	55

	$55,634,070	$55,439,919

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employee in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The Company accrued profit sharing to employees as a charge to earnings of certain percentage of net income during the period amounted to NT$8,162,440 thousand and NT$8,556,862 thousand for the nine months ended September 2010 and 2009, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.
The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2009 and 2008 had been approved in the shareholders’ meeting held on June 15, 2010 and June 10, 2009, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2009	Year 2008	Year 2009	Year 2008
Legal capital reserve	$8,921,784	$9,993,317
Special capital reserve	1,313,047	(391,857)
Cash dividends to shareholders	77,708,120	76,876,312	$3.00	$3.00
Stock dividends to shareholders	—	512,509	—	0.02

	$87,942,951	$86,990,281

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, and profit sharing to employees to be paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 15, 2010 and June 10, 2009, respectively. The profit sharing to employees in stock of 141,870 thousand shares for 2008 was determined by the closing price of the Company’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which was NT$52.83. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 9, 2010 and February 10, 2009 and same amount had been charged against earnings of 2009 and 2008, respectively.

The shareholders’ meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively.

The information about appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
21.	STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2010.

Information about outstanding options for the nine months ended September 30, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)
Nine months ended September 30, 2010

Balance, beginning of period	28,810	$32.4
Options exercised	(4,638)	32.5

Balance, end of period	24,172	32.5

Nine months ended September 30, 2009

Balance, beginning of period	36,234	34.0
Options granted	175	34.0
Options exercised	(5,228)	36.5
Options canceled	(321)	46.5

Balance, end of period	30,860	33.5

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of September 30, 2010, information about outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise Price	Number of Options	Contractual Life	Exercise Price
(NT$)	(In Thousands)	(Years)	(NT$)
$21.7—$30.5	18,013	2.44	$28.0
38.0—50.1	6,159	4.16	45.6

	24,172	2.88	32.5

As of September 30, 2010, all of the above outstanding options were exercisable.

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2010 and 2009. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the nine months ended September 30, 2010 and 2009 would have been as follows:

Assumptions:
Expected dividend yield	1.00%—3.44%
Expected volatility	43.77%—46.15%
Risk free interest rate	3.07%—3.85%
Expected life	5 years

	Nine Months Ended September 30
	2010	2009
Net income:
Net income as reported	$120,884,560	$56,551,787
Pro forma net income	120,871,974	56,173,879

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$4.67	$2.19
Pro forma basic EPS	4.67	2.18
Diluted EPS as reported	4.66	2.18
Pro forma diluted EPS	4.66	2.16
22.	EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Nine months ended September 30, 2010

Basic EPS
Earnings available to common shareholders	$126,673,500	$120,884,560	25,904,889	$4.89	$4.67

Effect of dilutive potential common shares	—	—	13,286

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$126,673,500	$120,884,560	25,918,175	$4.89	$4.66

(Continued)

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Nine months ended September 30, 2009

Basic EPS
Earnings available to common shareholders	$59,846,723	$56,551,787	25,813,614	$2.32	$2.19

Effect of dilutive potential common shares	—	—	166,923

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$59,846,723	$56,551,787	25,980,537	$2.30	$2.18

				(Concluded)
Effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record profit sharing to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.
The average number of shares outstanding for EPS calculation has been considered for the effect of retroactive adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the nine months ended September 30, 2009 to remain at NT$2.19 and NT$2.18 respectively.
23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	September 30
	2010		2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$14,383	$14,383	$367,461	$367,461
Available-for-sale financial assets	5,085,051	5,085,051	1,033,473	1,033,473
Held-to-maturity financial assets	7,257,142	7,348,294	21,653,072	21,747,720
Financial assets carried at cost	497,835	—	501,563	—

Liabilities

Financial liabilities at fair value through profit or loss	73,530	73,530	—	—
Bonds payable	4,500,000	4,547,696	4,500,000	4,583,826
Other long-term payable (including current portion)	770,711	770,711	1,355,167	1,355,167

b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which were outstanding as of September 30, 2010 and 2009 estimated using valuation techniques were recognized as a net loss of NT$59,147 thousand and a net gain of NT$367,461 thousand, respectively.
d.	As of September 30, 2010 and 2009, financial assets exposed to fair value interest rate risk were NT$8,308,027 thousand and NT$23,054,006 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$42,169,530 thousand and NT$4,500,000 thousand, respectively.
e.	Movements of the unrealized gains or losses on financial instruments for the nine months ended September 30, 2010 and 2009 were as follows:

	Nine Months Ended September 30, 2010
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total
Balance, beginning of period	$46,672	$406,949	$453,621
Recognized directly in shareholders’ equity	(330,396)	395,444	65,048

Balance, end of period	$(283,724)	$802,393	$518,669

	Nine Months Ended September 30, 2009
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total
Balance, beginning of period	$32,658	$(320,000)	$(287,342)
Recognized directly in shareholders’ equity	38,185	780,948	819,133
Removed from shareholders’ equity and recognized in earnings	(37,370)	—	(37,370)

Balance, end of period	$33,473	$460,948	$494,421

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and overseas publicly traded stock; therefore, the fluctuations in market interest rates and market price will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
24.	RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America
TSMC China
TSMC Europe
TSMC Japan
TSMC Korea

b.	Investees

GUC (with a controlling financial interest)
Xintec (with a controlling financial interest)
VIS (accounted for using equity method)
SSMC (accounted for using equity method)
Motech (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech)
TSMC Technology, Inc. (TSMC Technology)
TSMC Design Technology Canada Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2010		2009
	Amount	%	Amount	%
For the nine months ended September 30

Sales
TSMC North America	$160,415,902	52	$111,683,024	54
Others	2,094,763	1	1,662,378	1

	$162,510,665	53	$113,345,402	55

Purchases
TSMC China	$6,206,526	17	$2,611,248	12
WaferTech	5,958,529	17	3,872,117	18
VIS	3,643,305	10	2,433,937	11
SSMC	3,383,596	10	2,530,044	11

	$19,191,956	54	$11,447,346	52

Manufacturing expenses
Xintec (rent and outsourcing)	$214,590	—	$—	—
VisEra (outsourcing)	34,434	—	22,550	—

	$249,024	—	$22,550	—

Marketing expenses — commission
TSMC Europe	$321,483	15	$234,892	16
TSMC Japan	196,939	9	166,109	12
TSMC China	42,140	2	—	—
TSMC Korea	14,362	—	10,667	1

	$574,924	26	$411,668	29

Research and development expenses
TSMC Technology (primarily consulting fee)	$425,892	2	$299,636	2
TSMC Canada (primarily consulting fee)	141,212	1	115,534	1
VIS (primarily rent)	8,730	—	1,988	—
Others	38,950	—	39,790	—

	$614,784	3	$456,948	3

	2010		2009
	Amount	%	Amount	%
Sales of property, plant and equipment and other assets
TSMC China	$383,473	62	$—	—
VIS	37,011	6	—	—
WaferTech	31,679	5	263	—
Others	10,660	2	58,450	97

	$462,823	75	$58,713	97

Purchases of property, plant and equipment
TSMC China	$66,097	—	$—	—
VIS	15,865	—	—	—
WaferTech	9,624	—	—	—

	$91,586	—	$—	—

Non-operating income and gains
VIS (primarily technical service income, see Note 27e)	$226,256	2	$179,168	7
SSMC (primarily technical service income, see Note 27d)	145,625	1	98,806	4
TSMC China	42,425	—	146,585	5
Others	9,655	—	263	—

	$423,961	3	$424,822	16

As of September 30

Receivables
TSMC North America	$24,574,148	97	$22,009,288	98
Others	644,447	3	455,519	2

	$25,218,595	100	$22,464,807	100

Other receivables
TSMC China	$383,334	58	$119,544	37
VIS	150,589	23	141,358	44
SSMC	49,752	8	42,588	13
WaferTech	39,956	6	3,921	1
Others	34,156	5	14,088	5

	$657,787	100	$321,499	100

Payables
VIS	$1,122,687	33	$759,737	33
TSMC China	873,981	25	456,026	20
WaferTech	671,004	19	605,006	26
SSMC	434,236	13	273,184	12
TSMC Technology	84,463	2	126,074	6
Others	265,166	8	74,128	3

	$3,451,537	100	$2,294,155	100

	2010		2009
	Amount	%	Amount	%
Deferred debits (credits)
TSMC China	$20,821	5	$(43,730)	(61)

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.
The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses.
The Company leased certain office space from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was prepaid by the Company and the related expenses were classified under research and development expenses.
The Company deferred the gains and losses (classified under deferred debits and deferred credits) derived from sales of property, plant and equipment to TSMC China, and then recognized such gains and losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.
25.	PLEDGED OR MORTGAGED ASSETS
As of September 30, 2010 and 2009, the Company had pledged time deposits of NT$25,864 thousand and NT$605,602 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee, respectively.
26.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2010 to July 2030 and can be renewed upon expiration.
As of September 30, 2010, future lease payments were as follows:

Year	Amount
2010 (4th quarter)	$101,812
2011	414,128
2012	412,977
2013	388,729
2014	375,171
2015 and thereafter	3,443,302

$5,136,119

27.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of September 30, 2010, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of September 30, 2010 the Company had a total of US$23,979 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

f.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares on July 5, 2010, representing approximately 7.37% of Semiconductor Manufacturing International Corporation’s total shares outstanding, and recognized settlement income amounting to NT$4,434,364 thousand.

g.	In June 2010, STC.UNM, the technology transfer arm of the University of New Mexico, filed a complaint in the US International Trade Commission (US ITC) accusing the Company and one other company of allegedly infringing a single US patent. The US ITC has initiated an investigation in July 2010. The outcome of this investigation cannot be determined at this time.
28.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

Not meet the criteria for hedge accounting

TSMC China entered into forward exchange contracts during the nine months ended September 30, 2010 to manage exposures due to foreign exchange rate fluctuations. There are no outstanding forward exchange contracts as of September 30, 2010.

For the nine months ended September 30, 2010, net losses arising from forward exchange contracts of TSMC China amounted to NT$1,602 thousand.

Xintec entered into forward exchange contracts during the nine months ended September 30, 2010 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2010 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
Sell US$/Buy NT$	October 2010 to November 2010	US$12,500/NT$397,255
For the nine months ended September 30, 2010, net gains arising from forward exchange contracts of Xintec amounted to NT$1,464 thousand.
Meet the criteria for hedge accounting
Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.
Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. As of September 30, 2010, the outstanding interest rate swap contract of Xintec consisted of the following:

				Expected Timing for
		Fair Value	Expected	the
	Hedging Financial	September 30,	Cash Flow	Recognition of Gains
Hedged Item	Instrument	2010	Generated Period	or Losses from Hedge
Long-term bank loans	Interest rate swap contract	$(1,065)	2010 to 2012	2010 to 2012

The adjustment to shareholders’ equity of Xintec as a result of the above interest rate swap contract amounted to NT$1,065 thousand for the nine months period ended September 30, 2010.
k.	Information on investment in Mainland China
1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 24.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				September 30, 2010
	Marketable	Relationship	Financial					Market Value or Net
Held	Securities	with the	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Company Name	Type and Name	Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—		$1,036,502	N/A		$1,036,502
	Taiwan Power Company	—	Held-to-maturity financial assets	—		1,730,004	N/A		1,744,264
	Formosa Petrochemical Corporation	—	"	—		1,639,288	N/A		1,653,850
	China Steel Corporation	—	"	—		1,508,598	N/A		1,521,155
	Nan Ya Plastics Corporation	—	"	—		1,303,204	N/A		1,345,262
	Formosa Plastics Corporation	—	"	—		576,062	N/A		583,792

	CPC Corporation, Taiwan	—	"	—		499,986	N/A		499,971

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493		4,048,549	7		4,048,549
	TSMC Global	Subsidiary	Investments accounted for using equity method	1		44,892,711	100		44,892,711

	TSMC Partners	Subsidiary	"	988,268		33,943,317	100		33,943,317

	VIS	Investee accounted for using equity method	"	628,223		9,424,817	38		8,606,662

	SSMC	Investee accounted for using equity method	"	314		6,890,171	39		6,462,772

	Motech	Investee accounted for using equity method	"	76,069		6,533,432	20		4,382,382

	TSMC North America	Subsidiary	"	11,000		2,827,009	100		2,827,009

	Xintec	Investee with a controlling financial interest	"	93,081		1,618,701	41		1,599,842

	GUC	Investee with a controlling financial interest	"	46,688		1,061,303	35		5,182,352

	TSMC Europe	Subsidiary	"	—		182,022	100		182,022

	TSMC Japan	Subsidiary	"	6		150,896	100		150,896

	TSMC Solar Europe	Subsidiary	"	—		25,638	100		25,638

	TSMC Solar NA	Subsidiary	"	1		24,717	100		24,717

	TSMC Korea	Subsidiary	"	80		20,559	100		20,559

	TSMC Lighting NA	Subsidiary	"	1		3,133	100		3,133

	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		308,603
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	"	10,500		105,000	7		358,047
	W.K. Technology Fund IV	—	"	4,000		40,000	2		42,945

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		103,992	12		103,992
	Crimson Asia Capital	—	"	—		55,259	1		55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—		3,654,158	100		3,662,459

	VTAF III	Subsidiary	"	—		2,852,802	99		2,833,933

	VTAF II	Subsidiary	"	—		1,093,417	98		1,087,647

	Emerging Alliance	Subsidiary	"	—		320,426	99		320,426

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,350	N/A	US$	21,303
	General Elec Cap Corp. Mtn	—	"	—	US$	20,161	N/A	US$	21,546
(Continued)

				September 30, 2010
	Marketable	Relationship	Financial					Market Value or Net
Held	Securities	with the	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Company Name	Type and Name	Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	386,744	100	US$	386,744

	VisEra Holding Company	Investee accounted for using equity method	"	43,000	US$	77,292	49	US$	77,292

	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	"	7,680	US$	24,529	97	US$	24,529

	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	"	21,415	US$	17,413	97	US$	17,413

	TSMC Technology	Subsidiary	"	1	US$	9,677	100	US$	9,677

	TSMC Canada	Subsidiary	"	2,300	US$	3,543	100	US$	3,543

	Mcube Inc.	Investee accounted for using equity method	"	5,333		—	70		—

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000	US$	214	10	US$	214

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,245	N/A	US$	21,546
	JP Morgan Chase & Co.	—	"	—	US$	15,000	N/A	US$	15,068

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	200,265	100	US$	200,265

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	"	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Axiom Microdevices, Inc.	—	"	1,000	US$	13	1	US$	13

	Next IO, Inc.	—	"	800	US$	500	1	US$	500

	Optichron, Inc.	—	"	1,276	US$	1,145	2	US$	1,145

	Pixim, Inc.	—	"	4,641	US$	1,137	2	US$	1,137

	QST Holdings, LLC	—	"	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Leadtrend	—	Available-for-sale financial assets	854	US$	3,747	2	US$	3,747
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	"	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	"	1,806	US$	2,607	9	US$	2,607

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	"	3,974	US$	3,816	3	US$	3,816

	Audience, Inc.	—	"	12,378	US$	2,378	3	US$	2,378

	Beceem Communications	—	"	797	US$	1,701	1	US$	1,701

	Impinj, Inc.	—	"	475	US$	1,000	—	US$	1,000

	Next IO, Inc.	—	"	3,795	US$	953	2	US$	953

	Optichron, Inc.	—	"	2,847	US$	2,825	4	US$	2,825

	Pixim, Inc.	—	"	33,347	US$	1,878	2	US$	1,878

	Power Analog Microelectronics	—	"	7,027	US$	3,383	19	US$	3,383
(Continued)

				September 30, 2010
	Marketable	Relationship	Financial					Market Value or Net
Held	Securities	with the	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Company Name	Type and Name	Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	QST Holdings, LLC	—	Financial assets carried at cost	—	US$	593	13	US$	593
	Xceive	—	"	4,210	US$	1,554	3	US$	1,554

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	9,180	US$	1,461	59	US$	1,461
	Aiconn Technology Corporation	Investee accounted for using equity method	"	5,623	US$	682	43	US$	682

	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$	1,408	20	US$	1,408
	BridgeLux, Inc.	—	"	6,113	US$	7,781	4	US$	7,781
	Exclara, Inc.	—	"	21,587	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	"	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	"	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	"	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	"	3,283	US$	4,608	6	US$	4,608
	Powervation, Ltd.	—	"	310	US$	4,678	16	US$	4,678
	Quellan, Inc.	—	"	3,106	US$	369	N/A	US$	369
	Silicon Technical Services, LLC	—	"	1,055	US$	1,208	—	US$	1,208
	Stion Corp.	—	"	7,347	US$	50,000	23	US$	50,000
	Tilera, Inc.	—	"	3,222	US$	2,781	2	US$	2,781
	Validity Sensors, Inc.	—	"	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	829	100	US$	829
	VTA Holdings	Subsidiary	"	—		—	62		—

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$	762	1	US$	762
	Staccato	—	"	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	4,838	US$	18,496	7	US$	18,496
	Memsic, Inc.	—	"	1,286	US$	3,060	5	US$	3,060

	Capella Microsystems (Taiwan), Inc.	—	"	372	US$	2,108	1	US$	2,108

	Preferred stock
	IP Unity, Inc.	—	Financial assets carried at cost	1,008	US$	290	1	US$	290
	Sonics, Inc.	—	"	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	2,552	5	US$	2,552
	Capella Microsystems (Taiwan), Inc.	—	"	374	US$	2,118	1	US$	2,118
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	15	US$	3,664
	Sonics, Inc.	—	"	278	US$	10	3	US$	10
	EON Technology, Corp.	—	"	409	US$	113	1	US$	113
	Goyatek Technology, Corp.	—	"	932	US$	545	6	US$	545
	Auden Technology MFG. Co., Ltd.	—	"	1,049	US$	223	3	US$	223

	Preferred stock
	FangTek, Inc.	—	Financial assets carried at cost	1,032	US$	686	6	US$	686
	Sonics, Inc.	—	"	264	US$	456	3	US$	456
(Continued)

				September 30, 2010
	Marketable	Relationship	Financial					Market Value or Net
Held	Securities	with the	Statement	Shares/Units	Carrying Value		Percentage of	Asset Value
Company Name	Type and Name	Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		$59,576	100		$59,576
	GUC-Japan	Subsidiary	"	1		14,969	100		14,969
	GUC-BVI	Subsidiary	"	550		9,370	100		9,370
	GUC-Europe	Subsidiary	"	—		4,432	100		4,432

GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	—		7,969	100		7,969

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Corporate bond
	African Development Bank	—	Available-for-sale financial assets	2,600	US$	2,618	N/A	US$	2,618
	Allstate Life Gbl Fdg Secd	—	"	4,430	US$	4,896	N/A	US$	4,896
	Alltel Corp.	—	"	100	US$	110	N/A	US$	110
	American Honda Fin Corp. Mtn	—	"	4,000	US$	3,995	N/A	US$	3,995
	Anz National Intl Ltd.	—	"	3,500	US$	3,549	N/A	US$	3,549
	Asian Development Bank	—	"	2,500	US$	2,499	N/A	US$	2,499
	Astrazeneca Plc	—	"	3,150	US$	3,432	N/A	US$	3,432
	AT+T Wireless	—	"	3,500	US$	3,888	N/A	US$	3,888
	Australia + New Zealand Bkg	—	"	2,000	US$	2,061	N/A	US$	2,061
	Banco Bilbao Vizcaya P R	—	"	3,250	US$	3,249	N/A	US$	3,249
	Bank New York Inc.	—	"	1,615	US$	1,609	N/A	US$	1,609
	Bank New York Inc. Medium	—	"	2,100	US$	2,278	N/A	US$	2,278
	Bank of America	—	"	1,900	US$	2,026	N/A	US$	2,026
	Bank of America Corp.	—	"	2,100	US$	2,167	N/A	US$	2,167
	Bank of New York Mellon	—	"	2,200	US$	2,206	N/A	US$	2,206
	Bank of Nova Scotia	—	"	5,000	US$	4,991	N/A	US$	4,991
	Bank of Scotland Plc	—	"	4,000	US$	3,998	N/A	US$	3,998
	Barclays Bank Plc	—	"	12,000	US$	11,996	N/A	US$	11,996
	Barclays Bank Plc NY	—	"	400	US$	400	N/A	US$	400
	Barclays Bank Plc NY	—	"	5,000	US$	4,999	N/A	US$	4,999
	Bbva US Senior SA Uniper	—	"	2,645	US$	2,631	N/A	US$	2,631
	Bear Stearns Cos Inc.	—	"	2,200	US$	2,195	N/A	US$	2,195
	Bear Stearns Cos Inc.	—	"	3,500	US$	3,524	N/A	US$	3,524
	Bear Stearns Cos Inc. Med Term	—	"	2,400	US$	2,653	N/A	US$	2,653
	Berkshire Hathaway Inc. Del	—	"	3,500	US$	3,517	N/A	US$	3,517
	Bhp Billiton Fin USA Ltd.	—	"	2,000	US$	2,118	N/A	US$	2,118
	Bk Tokyo Mitsubishi Ufj	—	"	2,000	US$	2,062	N/A	US$	2,062
	Bmw US Capital LLC	—	"	1,600	US$	1,602	N/A	US$	1,602
	Bnp Paribas SA	—	"	3,810	US$	3,848	N/A	US$	3,848
	Boeing Cap Corp.	—	"	2,925	US$	3,238	N/A	US$	3,238
	Boeing Co.	—	"	450	US$	459	N/A	US$	459
	Bp Captial Markets Plc	—	"	3,900	US$	3,976	N/A	US$	3,976
	Cello Part/Veri Wirelss	—	"	3,000	US$	3,050	N/A	US$	3,050
	Cie Financement Foncier	—	"	200	US$	200	N/A	US$	200
	Cie Financement Foncier	—	"	4,000	US$	4,016	N/A	US$	4,016
	Citigroup Funding Inc.	—	"	16,000	US$	16,404	N/A	US$	16,404
	Citigroup Inc.	—	"	1,400	US$	1,376	N/A	US$	1,376
	Citigroup Inc.	—	"	800	US$	806	N/A	US$	806
	Citigroup Inc.	—	"	400	US$	429	N/A	US$	429
	Citigroup Inc.	—	"	5,000	US$	5,524	N/A	US$	5,524
	Commonwealth Bank Aust	—	"	2,800	US$	2,794	N/A	US$	2,794
     (Continued)

				September 30, 2010
	Marketable	Relationship	Financial						Market Value or Net
Held	Securities	with the	Statement	Shares/Units	Carrying Value		Percentage of		Asset Value
Company Name	Type and Name	Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)		(US$ in Thousands)	Note
	Countrywide Finl Corp.	—	Available-for-sale financial assets	4,000	US$	4,249	N/A	US$	4,249
	Credit Suisse First Boston USA	—	"	2,150	US$	2,275	N/A	US$	2,275
	Credit Suisse New York	—	"	3,945	US$	4,103	N/A	US$	4,103
	Deutsche Bank AG NY	—	"	2,500	US$	2,492	N/A	US$	2,492
	Dexia Credit Local	—	"	6,000	US$	5,970	N/A	US$	5,970
	Dexia Credit Local	—	"	4,000	US$	3,983	N/A	US$	3,983
	Dexia Credit Local S.A	—	"	4,000	US$	3,991	N/A	US$	3,991
	Dexia Credit Local SA NY	—	"	5,000	US$	4,982	N/A	US$	4,982
	Du Pont E I De Nemours + Co.	—	"	2,475	US$	2,707	N/A	US$	2,707
	Finance for Danish Ind	—	"	3,800	US$	3,799	N/A	US$	3,799
	General Elec Cap Corp.	—	"	1,000	US$	995	N/A	US$	995
	General Elec Cap Corp.	—	"	7,000	US$	7,004	N/A	US$	7,004
	General Elec Cap Corp.	—	"	1,000	US$	1,003	N/A	US$	1,003
	General Elec Cap Corp.	—	"	4,000	US$	4,127	N/A	US$	4,127
	General Electric Capital Corp.	—	"	2,000	US$	1,971	N/A	US$	1,971
	Georgia Pwr Co.	—	"	6,000	US$	6,018	N/A	US$	6,018
	Goldman Sachs Group Inc.	—	"	2,000	US$	1,946	N/A	US$	1,946
	Groupe Bpce	—	"	1,000	US$	999	N/A	US$	999
	Hewlett Packard Co.	—	"	3,000	US$	3,001	N/A	US$	3,001
	Hewlett Packard Co.	—	"	2,030	US$	2,027	N/A	US$	2,027
	Hewlett Packard Co.	—	"	1,365	US$	1,383	N/A	US$	1,383
	Household Fin Corp.	—	"	4,330	US$	4,736	N/A	US$	4,736
	HSBC Bank Plc	—	"	3,400	US$	3,413	N/A	US$	3,413
	HSBC Fin Corp.	—	"	2,315	US$	2,296	N/A	US$	2,296
	HSBC Fin Corp.	—	"	2,900	US$	3,082	N/A	US$	3,082
	Hutchison Whampoa Intl	—	"	1,750	US$	1,761	N/A	US$	1,761
	IBM Corp.	—	"	2,300	US$	2,303	N/A	US$	2,303
	IBM Corp.	—	"	6,800	US$	6,823	N/A	US$	6,823
	Intl Bk Recon + Develop	—	"	5,000	US$	5,006	N/A	US$	5,006
	Intl Bk Recon + Develop	—	"	2,000	US$	2,059	N/A	US$	2,059
	John Deer Capital Corp. Fdic GT	—	"	3,500	US$	3,638	N/A	US$	3,638
	JP Morgan Chase + Co.	—	"	2,500	US$	2,516	N/A	US$	2,516
	JP Morgan Chase + Co.	—	"	5,000	US$	5,019	N/A	US$	5,019
	Kfw Medium Term Nts Book Entry	—	"	1,950	US$	1,951	N/A	US$	1,951
	Kreditanstalt Fur Wiederaufbau	—	"	650	US$	669	N/A	US$	669
	Lloyds Tsb Bank Plc Ser 144A	—	"	4,850	US$	4,864	N/A	US$	4,864
	Lloyds Tsb Bank Plc Ser 144A	—	"	5,950	US$	6,016	N/A	US$	6,016
	Macquarie Bk Ltd. Sr	—	"	3,900	US$	3,999	N/A	US$	3,999
	Massmutual Global Fdg II Mediu	—	"	4,000	US$	3,951	N/A	US$	3,951
	Mellon Fdg Corp.	—	"	3,500	US$	3,447	N/A	US$	3,447
	Merck + Co. Inc.	—	"	4,000	US$	4,046	N/A	US$	4,046
	Merck + Co. Inc.	—	"	2,000	US$	2,098	N/A	US$	2,098
	Merrill Lynch + Co. Inc.	—	"	4,691	US$	4,620	N/A	US$	4,620
	Met Life Glob Funding I	—	"	500	US$	509	N/A	US$	509
	Metlife Inc.	—	"	2,000	US$	2,015	N/A	US$	2,015
	Metlife Inc.	—	"	6,500	US$	6,548	N/A	US$	6,548
	Metropolitan Life Global Fdg	—	"	750	US$	751	N/A	US$	751
	Metropolitan Life Global Fdg I	—	"	3,340	US$	3,343	N/A	US$	3,343
	Microsoft Corp.	—	"	2,500	US$	2,504	N/A	US$	2,504
	Monumental Global Fdg III	—	"	750	US$	727	N/A	US$	727
	Morgan Stanley	—	"	1,000	US$	1,019	N/A	US$	1,019
	Morgan Stanley Dean Witter	—	"	8,000	US$	8,603	N/A	US$	8,603
	Morgan Stanley for Equity	—	"	2,000	US$	1,968	N/A	US$	1,968
	National Australia Bank	—	"	1,000	US$	1,021	N/A	US$	1,021
(Continued)

				September 30, 2010
	Marketable	Relationship	Financial						Market Value or Net
Held	Securities	with the	Statement	Shares/Units	Carrying Value		Percentage of		Asset Value
Company Name	Type and Name	Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)		(US$ in Thousands)	Note
	New York Life Global Fdg	—	Available-for-sale financial assets	2,000	US$	2,051	N/A	US$	2,051
	Nordea Bank Fld Plc	—	"	2,250	US$	2,246	N/A	US$	2,246
	Occidental Pete Corp.	—	"	3,200	US$	3,764	N/A	US$	3,764
	Oesterreichische Kontrollbank	—	"	2,000	US$	2,000	N/A	US$	2,000
	Ontario (Province of)	—	"	2,000	US$	2,049	N/A	US$	2,049
	Pepsico Inc.	—	"	3,000	US$	3,002	N/A	US$	3,002
	Pnc Funding Corp.	—	"	2,000	US$	1,993	N/A	US$	1,993
	Pricoa Global Fdg I Med Term	—	"	1,750	US$	1,719	N/A	US$	1,719
	Pricoa Global Funding 1	—	"	1,200	US$	1,192	N/A	US$	1,192
	Princoa Global Fdg I Medium	—	"	5,050	US$	5,005	N/A	US$	5,005
	Rabobank Nederland	—	"	5,000	US$	5,000	N/A	US$	5,000
	Regions Bank Fdic Gtd Tlgp	—	"	1,700	US$	1,755	N/A	US$	1,755
	Royal Bk of Scotland Plc	—	"	4,000	US$	3,997	N/A	US$	3,997
	Royal Bk of Scotland Plc	—	"	5,000	US$	5,054	N/A	US$	5,054
	Royal Bk Scotland Plc	—	"	2,550	US$	2,602	N/A	US$	2,602
	Royal Bk Scotlnd Grp Plc 144A	—	"	9,450	US$	9,504	N/A	US$	9,504
	Shell International Fin	—	"	4,515	US$	4,535	N/A	US$	4,535
	Shell International Fin	—	"	1,200	US$	1,211	N/A	US$	1,211
	Shell International Fin	—	"	2,000	US$	2,047	N/A	US$	2,047
	Sovereign Bancorp Fdic Gtd Tlg	—	"	2,200	US$	2,273	N/A	US$	2,273
	State Str Corp.	—	"	6,420	US$	6,417	N/A	US$	6,417
	Sun Life Finl Global	—	"	4,400	US$	4,277	N/A	US$	4,277
	Sun Life Finl Global Fdg II Lp	—	"	1,500	US$	1,489	N/A	US$	1,489
	Suncorp Metway Ltd.	—	"	2,000	US$	2,001	N/A	US$	2,001
	Suncorp Metway Ltd.	—	"	8,800	US$	9,011	N/A	US$	9,011
	Svenska Handelsbanken AB	—	"	2,200	US$	2,263	N/A	US$	2,263
	Swedbank AB	—	"	2,000	US$	1,995	N/A	US$	1,995
	Swedbank Foreningssparbanken A	—	"	1,500	US$	1,542	N/A	US$	1,542
	Teva Pharma Fin III LLC	—	"	4,000	US$	4,015	N/A	US$	4,015
	Tiaa Global Mkts Inc. Mtn	—	"	1,500	US$	1,651	N/A	US$	1,651
	Ubs Ag Stamford CT	—	"	800	US$	806	N/A	US$	806
	US Central Federal Cred	—	"	10,200	US$	10,287	N/A	US$	10,287
	US Central Federal Cred	—	"	4,000	US$	4,103	N/A	US$	4,103
	Verizon Communications Inc.	—	"	1,500	US$	1,655	N/A	US$	1,655
	Wachovia Corp. New	—	"	1,400	US$	1,394	N/A	US$	1,394
	Wal Mart Stores Inc.	—	"	3,770	US$	4,393	N/A	US$	4,393
	Wells Fargo + Company	—	"	2,000	US$	2,010	N/A	US$	2,010
	Westfield Cap Corp. Ltd.	—	"	500	US$	502	N/A	US$	502
	Westpac Banking Corp.	—	"	2,100	US$	2,110	N/A	US$	2,110
	Westpac Banking Corp.	—	"	4,000	US$	4,006	N/A	US$	4,006
	Westpac Banking Corp.	—	"	2,170	US$	2,173	N/A	US$	2,173
	Wyeth	—	"	3,345	US$	3,703	N/A	US$	3,703
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	20,042
	Commonwealth Bank of Australia	—	"	25,000	US$	25,000	N/A	US$	24,710
	Commonwealth Bank of Australia	—	"	25,000	US$	25,000	N/A	US$	24,929
	JP Morgan Chase + Co.	—	"	35,000	US$	35,084	N/A	US$	35,128
	Nationwide Building Society-UK Government Guarantee	—	"	8,000	US$	8,000	N/A	US$	7,993
	Westpac Banking Corp.	—	"	25,000	US$	25,000	N/A	US$	24,526
	Westpac Banking Corp. 12/12 Frn	—	"	5,000	US$	5,000	N/A	US$	5,006
	Agency bond
	Fannie Mae	—	Available-for-sale financial assets	8,765	US$	8,761	N/A	US$	8,761
	Fannie Mae	—	"	16,104	US$	16,099	N/A	US$	16,099
(Continued)

				September 30, 2010
	Marketable	Relationship	Financial							Market Value or Net
Held	Securities	with the	Statement	Shares/Units	Carrying Value		Percentage of			Asset Value
Company Name	Type and Name	Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)			(US$ in Thousands)	Note
	Fannie Mae	—	Available-for-sale financial assets	4,600	US$	4,602	N/A	US$	4,602
	Fannie Mae	—	"	4,000	US$	4,004	N/A	US$	4,004
	Fannie Mae	—	"	4,000	US$	4,015	N/A	US$	4,015
	Fannie Mae	—	"	5,900	US$	5,942	N/A	US$	5,942
	Fed Hm Ln Pc Pool 1b2830	—	"	1,944	US$	2,047	N/A	US$	2,047
	Fed Hm Ln Pc Pool 1g0115	—	"	2,236	US$	2,318	N/A	US$	2,318
	Fed Hm Ln Pc Pool 1k1210	—	"	1,584	US$	1,647	N/A	US$	1,647
	Fed Hm Ln Pc Pool 780741	—	"	1,898	US$	1,984	N/A	US$	1,984
	Federal Farm Credit Bank	—	"	4,000	US$	3,993	N/A	US$	3,993
	Federal Farm Credit Bank	—	"	5,000	US$	5,022	N/A	US$	5,022
	Federal Farm Credit Bank	—	"	5,000	US$	5,028	N/A	US$	5,028
	Federal Home Ln Bks	—	"	5,000	US$	5,073	N/A	US$	5,073
	Federal Home Ln Mtg Assn	—	"	4,634	US$	4,710	N/A	US$	4,710
	Federal Home Ln Mtg Corp.	—	"	4,085	US$	4,078	N/A	US$	4,078
	Federal Home Ln Mtg Corp.	—	"	1,659	US$	1,730	N/A	US$	1,730
	Federal Home Ln Mtg Corp.	—	"	3,024	US$	3,175	N/A	US$	3,175
	Federal Home Ln Mtg Corp.	—	"	2,381	US$	2,448	N/A	US$	2,448
	Federal Home Ln Mtg Corp.	—	"	2,004	US$	2,082	N/A	US$	2,082
	Federal Home Ln Mtg Corp.	—	"	922	US$	930	N/A	US$	930
	Federal Home Ln Mtg Corp.	—	"	848	US$	854	N/A	US$	854
	Federal Home Ln Mtg Corp.	—	"	1,607	US$	1,665	N/A	US$	1,665
	Federal Home Ln Mtg Corp.	—	"	3,444	US$	3,604	N/A	US$	3,604
	Federal Home Ln Mtg Corp.	—	"	3,279	US$	3,362	N/A	US$	3,362
	Federal Home Ln Mtg Corp. Multi	—	"	1,154	US$	1,157	N/A	US$	1,157
	Federal Home Loan Bank	—	"	10,000	US$	9,998	N/A	US$	9,998
	Federal Home Loan Bank	—	"	5,000	US$	5,011	N/A	US$	5,011
	Federal Home Loan Bank	—	"	8,000	US$	7,996	N/A	US$	7,996
	Federal Home Loan Bank	—	"	8,400	US$	8,393	N/A	US$	8,393
	Federal Home Loan Bank	—	"	1,400	US$	1,398	N/A	US$	1,398
	Federal Home Loan Bank	—	"	6,800	US$	6,823	N/A	US$	6,823
	Federal Home Loan Bank	—	"	8,000	US$	8,050	N/A	US$	8,050
	Federal Home Loan Bank	—	"	3,000	US$	3,002	N/A	US$	3,002
	Federal Home Loan Bank	—	"	5,000	US$	4,998	N/A	US$	4,998
	Federal Home Loan Mtg Corp.	—	"	5,638	US$	5,616	N/A	US$	5,616
	Federal Home Loan Mtg Corp.	—	"	259	US$	260	N/A	US$	260
	Federal Home Loan Mtg Corp.	—	"	1,226	US$	1,241	N/A	US$	1,241
	Federal National Mort Assoc	—	"	922	US$	933	N/A	US$	933
	Federal National Mort Assoc	—	"	97	US$	97	N/A	US$	97
	Federal Natl Mtg Assn	—	"	1,694	US$	1,705	N/A	US$	1,705
	Federal Natl Mtg Assn Gtd	—	"	2,578	US$	2,661	N/A	US$	2,661
	Federal Natl Mtg Assn Gtd Remi	—	"	2,202	US$	2,283	N/A	US$	2,283
	Federal Natl Mtg Assn Gtd Remi	—	"	1,027	US$	1,036	N/A	US$	1,036
	Federal Natl Mtg Assn Mtn	—	"	1,799	US$	1,840	N/A	US$	1,840
	Federal Natl Mtg Assn Remic	—	"	1,486	US$	1,513	N/A	US$	1,513
	Federal Natl Mtge Assn	—	"	1,610	US$	1,705	N/A	US$	1,705
	Fhr 2647 Pb	—	"	3,787	US$	3,872	N/A	US$	3,872
	Fhr 3087 Jb	—	"	1,787	US$	1,866	N/A	US$	1,866
	Fhr 3184 Fa	—	"	4,314	US$	4,305	N/A	US$	4,305
	Fnma Pool 745131	—	"	1,752	US$	1,819	N/A	US$	1,819
	Fnma Pool 745688	—	"	1,514	US$	1,589	N/A	US$	1,589
	Fnma Pool 790772	—	"	1,215	US$	1,256	N/A	US$	1,256
	Fnma Pool 819649	—	"	1,878	US$	1,966	N/A	US$	1,966
	Fnma Pool 829989	—	"	1,637	US$	1,718	N/A	US$	1,718
	Fnma Pool 846233	—	"	1,730	US$	1,803	N/A	US$	1,803
(Continued)

				September 30, 2010
	Marketable	Relationship	Financial							Market Value or Net
Held	Securities	with the	Statement	Shares/Units	Carrying Value		Percentage of			Asset Value
Company Name	Type and Name	Company	Account	(In Thousands)	(US$ in Thousands)		Ownership (%)			(US$ in Thousands)	Note
	Fnma Pool 870884	—	Available-for-sale financial assets	1,716	US$	1,796	N/A	US$	1,796
	Fnma Pool 879908	—	"	1,486	US$	1,561	N/A	US$	1,561
	Fnma Tba Oct 30 Single Fam	—	"	14,200	US$	14,786	N/A	US$	14,786
	Fnr 2005 47 HA	—	"	2,065	US$	2,168	N/A	US$	2,168
	Fnr 2006 60 CO	—	"	3,705	US$	3,689	N/A	US$	3,689
	Fnr 2006 60 CO	—	"	1,510	US$	1,536	N/A	US$	1,536
	Fnr 2009 70 NT	—	"	2,074	US$	2,185	N/A	US$	2,185
	Freddie Mac	—	"	10,420	US$	10,409	N/A	US$	10,409
	Freddie Mac	—	"	4,500	US$	4,495	N/A	US$	4,495
	Freddie Mac	—	"	4,500	US$	4,511	N/A	US$	4,511
	Freddie Mac	—	"	5,750	US$	5,785	N/A	US$	5,785
	Freddie Mac	—	"	7,855	US$	7,873	N/A	US$	7,873
	Freddie Mac	—	"	4,300	US$	4,324	N/A	US$	4,324
	Freddie Mac	—	"	4,010	US$	4,027	N/A	US$	4,027
	Gnma II Pool 082431	—	"	1,934	US$	1,991	N/A	US$	1,991
	Gnr 2008 9 SA	—	"	2,442	US$	2,451	N/A	US$	2,451
	Gnr 2009 45 AB	—	"	5,309	US$	5,476	N/A	US$	5,476
	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	44,700	US$	45,336	N/A	US$	45,336
	US Treasury N/B	—	"	1,660	US$	1,691	N/A	US$	1,691
	Wi Treasury Sec	—	"	5,000	US$	5,016	N/A	US$	5,016
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,026
	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	1,838	US$	1,838	N/A	US$	1,838
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
	Marketable					Amount		Shares/Units	Amount			Amount				Gain (Loss) or			Amount
	Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		Carrying Value		Disposal (US$ in		Shares/Units	(US$ in
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		(US$ in Thousands)		Thousands)		(In Thousands)	Thousands)
TSMC	Stock
	Motech	Investments accounted for using equity method	—	Investee accounted for using equity method	—		$—	75,316		$6,228,661	—		$—		$—		$—	76,069		$6,533,432
	Capital
	VTAF III	Investments accounted for using equity method	—	Investee accounted for using equity method	—		1,309,615	—		1,786,701	—		—		—		—	—		2,852,802
VTAF III	Preferred stock
	Stion Corp.	Financial assets carried at cost	—	—	—		—	7,347	US$	50,000	—		—		—		—	7,347	US$	50,000
GUC	Open-end mutual fund
	Jih Sun Bond Fund	Available-for-sale financial assets	Jih Sun Investment Trust Co., Ltd.	—	5,668		80,008	7,072		100,000	12,740		180,192		180,000		192	—		—
	PCA Well Pool Fund	"	PCA Securities Investment Trust Co., Ltd.	—	—		—	7,692		100,000	7,692		100,075		100,000		75	—		—
TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	—	—	—		—	4,430	US$	4,834	—		—		—		—	4,430	US$	4,896
	American Honda Fin Corp. Mtn	"	—	—	—		—	4,000	US$	3,985	—		—		—		—	4,000	US$	3,995
	Anz National Intl Ltd.	"	—	—	—		—	3,500	US$	3,515	—		—		—		—	3,500	US$	3,549
	AT+T Wireless	"	—	—	—		—	3,500	US$	3,979	—		—		—		—	3,500	US$	3,888
	Bank of America	"	—	—	—		—	2,900	US$	3,121	1,000	US$	1,077	US$	1,076	US$	1	1,900	US$	2,026
	Bank of America Corp. Fdic Gtd	"	—	—	—		—	3,400	US$	3,548	3,400	US$	3,539	US$	3,548	US$	(9)	—		—
	Bank of Nova Scotia	"	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,991
	Bank of Scotland Plc	"	—	—	—		—	4,000	US$	3,984	—		—		—		—	4,000	US$	3,998
	Barclays Bank Plc	"	—	—	—		—	12,000	US$	12,035	—		—		—		—	12,000	US$	11,996
	Barclays Bank Plc NY	"	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,999
	Bbva US Senior SA Uniper	"	—	—	—		—	4,745	US$	4,744	2,100	US$	2,084	US$	2,100	US$	(16)	2,645	US$	2,631
	Berkshire Hathaway Inc. Del	"	—	—	—		—	3,500	US$	3,500	—		—		—		—	3,500	US$	3,517
	Boeing Cap Corp.	"	—	—	—		—	2,925	US$	3,235	—		—		—		—	2,925	US$	3,238
	Bp Capital Markets Plc	"	—	—	—		—	3,900	US$	3,969	—		—		—		—	3,900	US$	3,976
	Cie Financement Foncier	"	—	—	—		—	4,000	US$	4,029	—		—		—		—	4,000	US$	4,016
	Citibank NA	"	—	—	—		—	4,020	US$	4,021	4,020	US$	4,016	US$	4,021	US$	(5)	—		—
	Citibank NA	"	—	—	5,000	US$	4,996	—		—	5,000	US$	5,023	US$	4,995	US$	28	—		—
	Citibank NA	"	—	—	—		—	10,000	US$	10,094	10,000	US$	10,104	US$	10,094	US$	10	—		—
	Citigroup Funding Inc.	"	—	—	—		—	16,000	US$	16,262	—		—		—		—	16,000	US$	16,404
	Citigroup Inc.	"	—	—	—		—	4,165	US$	4,167	4,165	US$	4,167	US$	4,167		—	—		—
	Citigroup Inc.	"	—	—	—		—	4,800	US$	4,768	4,800	US$	4,761	US$	4,768	US$	(7)	—		—
	Citigroup Inc.	"	—	—	—		—	5,000	US$	5,360	—		—		—		—	5,000	US$	5,524
	Countrywide Finl Corp.	"	—	—	—		—	4,000	US$	4,291	—		—		—		—	4,000	US$	4,249
	Dexia Credit Local	"	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	5,970
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
	Marketable					Amount		Shares/Units	Amount			Amount				Gain (Loss) or			Amount
	Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		Carrying Value (US$		Disposal (US$ in		Shares/Units	(US$ in
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)
	Dexia Credit Local	Available-for-sale financial assets	—	—	—	US$	—	4,000	US$	4,000	—	US$	—	US$	—	US$	—	4,000	US$	3,983
	Dexia Credit Local S.A	"	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	3,991
	Dexia Credit Local SA NY	"	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,982
	General Elec Cap Corp.	"	—	—	—		—	4,000	US$	4,117	—		—		—		—	4,000	US$	4,127
	Georgia Pwr Co.	"	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	6,018
	Goldman Sachs Group Incser 2	"	—	—	3,000	US$	3,012	—		—	3,000	US$	3,012	US$	3,016	US$	(4)	—		—
	Household Fin Corp.	"	—	—	—		—	4,330	US$	4,781	—		—		—		—	4,330	US$	4,736
	HSBC Bank Plc	"	—	—	—		—	3,400	US$	3,407	—		—		—		—	3,400	US$	3,413
	HSBC Fin Corp.	"	—	—	—		—	2,900	US$	3,142	—		—		—		—	2,900	US$	3,082
	IBM Corp.	"	—	—	1,800	US$	1,796	4,300	US$	4,302	3,800	US$	3,804	US$	3,801	US$	3	2,300	US$	2,303
	IBM Corp.	"	—	—	3,000	US$	3,027	—		—	3,000	US$	3,020	US$	3,029	US$	(9)	—		—
	IBM Corp.	"	—	—	—		—	6,800	US$	6,772	—		—		—		—	6,800	US$	6,823
	Intl Bk Recon + Develop	"	—	—	—		—	5,000	US$	5,014	—		—		—		—	5,000	US$	5,006
	John Deer Capital Corp. Fdic GT	"	—	—	—		—	3,500	US$	3,634	—		—		—		—	3,500	US$	3,638
	JP Morgan Chase + Co.	"	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,019
	JP Morgan Chase + Co. Fdic Gtd Tlg	"	—	—	3,000	US$	3,030	—		—	3,000	US$	3,028	US$	3,030	US$	(2)	—		—
	Landwirtsch Rentenbank	"	—	—	—		—	3,800	US$	3,800	3,800	US$	3,801	US$	3,800	US$	1	—		—
	Lloyds Tsb Bank Plc Ser 144A	"	—	—	—		—	4,850	US$	4,895	—		—		—		—	4,850	US$	4,864
	Macquarie Bk Ltd. Sr	"	—	—	—		—	3,900	US$	3,984	—		—		—		—	3,900	US$	3,999
	Massmutual Global Fdg II Mediu	"	—	—	—		—	4,000	US$	3,926	—		—		—		—	4,000	US$	3,951
	Merck + Co. Inc.	"	—	—	—		—	4,000	US$	4,066	—		—		—		—	4,000	US$	4,046
	Merrill Lynch + Co. Inc.	"	—	—	—		—	4,691	US$	4,603	—		—		—		—	4,691	US$	4,620
	Met Life Glob Funding I	"	—	—	—		—	5,000	US$	5,004	5,000	US$	5,003	US$	5,004	US$	(1)	—		—
	Met Life Glob Funding I	"	—	—	2,100	US$	2,142	2,575	US$	2,623	4,675	US$	4,757	US$	4,755	US$	2	—		—
	Metlife Inc.	"	—	—	—		—	6,500	US$	6,527	—		—		—		—	6,500	US$	6,548
	Morgan Stanley Dean Witter	"	—	—	—		—	8,000	US$	8,796	—		—		—		—	8,000	US$	8,603
	Occidental Pete Corp.	"	—	—	—		—	3,200	US$	3,752	—		—		—		—	3,200	US$	3,764
	Pepsico Inc.	"	—	—	—		—	3,000	US$	3,000	—		—		—		—	3,000	US$	3,002
	Rabobank Nederland	"	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	5,000
	Regions Bank Fdic Gtd Tlgp	"	—	—	—		—	10,000	US$	10,372	8,300	US$	8,599	US$	8,608	US$	(9)	1,700	US$	1,755
	Royal Bk of Scotland Plc	"	—	—	—		—	4,000	US$	4,015	—		—		—		—	4,000	US$	3,997
	Shell International Fin	"	—	—	—		—	4,515	US$	4,528	—		—		—		—	4,515	US$	4,535
	State Str Corp.	"	—	—	1,940	US$	1,920	5,080	US$	5,065	600	US$	597	US$	596	US$	1	6,420	US$	6,417
	State Street Corp.	"	—	—	—		—	5,500	US$	5,585	5,500	US$	5,559	US$	5,585	US$	(26)	—		—
	Sun Life Finl Global	"	—	—	—		—	4,400	US$	4,304	—		—		—		—	4,400	US$	4,277
	Suncorp Metway Ltd.	"	—	—	5,000	US$	5,170	3,800	US$	3,933	—		—		—		—	8,800	US$	9,011
	Teva Pharma Fin III LLC	"	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	4,015
	US Central Federal Cred	"	—	—	4,800	US$	4,799	8,000	US$	8,074	2,600	US$	2,622	US$	2,600	US$	22	10,200	US$	10,287
	US Central Federal Cred	"	—	—	—		—	4,000	US$	4,093	—		—		—		—	4,000	US$	4,103
	Wachovia Corp. New	"	—	—	4,000	US$	4,246	—		—	4,000	US$	4,205	US$	4,239	US$	(34)	—		—
	Wal Mart Stores Inc.	"	—	—	—		—	3,770	US$	4,383	—		—		—		—	3,770	US$	4,393
	Westpac Banking Corp.	"	—	—	—		—	4,000	US$	4,044	—		—		—		—	4,000	US$	4,006
	Wyeth	"	—	—	—		—	3,345	US$	3,699	—		—		—		—	3,345	US$	3,703
	Aust + Nz Banking Group	Held-to-maturity financial assets	—	—	—		—	20,000	US$	20,000	—		—		—		—	20,000	US$	20,000
	Commonwealth Bank of Australia	"	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Commonwealth Bank of Australia	"	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Jpmorgan Chase + Co.	"	—	—	—		—	35,000	US$	35,103	—		—		—		—	35,000	US$	35,084
	Westpac Banking Corp.	"	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	—		—	8,000	US$	7,995	8,000	US$	7,999	US$	7,995	US$	4	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
	Marketable					Amount		Shares/Units	Amount			Amount				Gain (Loss) or			Amount
	Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		Carrying Value (US$		Disposal (US$ in		Shares/Units	(US$ in
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)
	Fannie Mae	Available-for-sale financial assets	—	—	—	US$	—	8,765	US$	8,760	—	US$	—	US$	—	US$	—	8,765	US$	8,761
	Fannie Mae	"	—	—	—		—	16,104	US$	16,097	—		—		—		—	16,104	US$	16,099
	Fannie Mae	"	—	—	—		—	4,600	US$	4,598	—		—		—		—	4,600	US$	4,602
	Fannie Mae	"	—	—	—		—	3,770	US$	3,770	—		—		—		—	—		—
	Fannie Mae	"	—	—	—		—	4,000	US$	4,014	—		—		—		—	—		—
	Fannie Mae	"	—	—	—		—	4,000	US$	4,007	—		—		—		—	4,000	US$	4,004
	Fannie Mae	"	—	—	—		—	4,000	US$	4,011	—		—		—		—	4,000	US$	4,015
	Fannie Mae	"	—	—	—		—	5,900	US$	5,975	—		—		—		—	5,900	US$	5,942
	Federal Farm Credit Bank	"	—	—	—		—	4,020	US$	4,017	4,020	US$	4,023	US$	4,017	US$	6	—		—
	Federal Farm Credit Bank	"	—	—	—		—	4,000	US$	3,995	—		—		—		—	4,000	US$	3,993
	Federal Farm Credit Bank	"	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	5,022
	Federal Farm Credit Bank	"	—	—	—		—	3,100	US$	3,100	3,100	US$	3,100	US$	3,100		—	—		—
	Federal Farm Credit Bank	"	—	—	—		—	5,000	US$	5,049	—		—		—		—	5,000	US$	5,028
	Federal Home Ln Bank	"	—	—	11,000	US$	11,028	—		—	11,000	US$	11,049	US$	11,038	US$	11	—		—
	Federal Home Ln Bks	"	—	—	—		—	5,000	US$	5,098	—		—		—		—	5,000	US$	5,073
	Fed Home Ln Mtg Assn	"	—	—	—		—	4,634	US$	4,726	—		—		—		—	4,634	US$	4,710
	Fed Home Ln Mtg Corp.	"	—	—	1,350	US$	1,352	2,300	US$	2,304	3,650	US$	3,653	US$	3,656	US$	(3)	—		—
	Fed Home Ln Mtg Corp.	"	—	—	—		—	4,289	US$	4,282	4,289	US$	4,292	US$	4,282	US$	10	—		—
	Fed Home Ln Mtg Corp.	"	—	—	—		—	4,717	US$	4,719	—		—		—		—	4,085	US$	4,078
	Fed Home Ln Mtg Corp.	"	—	—	—		—	3,840	US$	4,027	—		—		—		—	3,024	US$	3,175
	Fed Home Ln Mtg Corp.	"	—	—	—		—	3,720	US$	3,953	—		—		—		—	3,444	US$	3,604
	Fed Home Ln Mtg Corp.	"	—	—	—		—	4,121	US$	4,261	—		—		—		—	3,279	US$	3,362
	Fed Home Ln Mtg Corp. Multi	"	—	—	—		—	4,197	US$	4,261	—		—		—		—	1,154	US$	1,157
	Federal Home Loan Bank	"	—	—	—		—	10,000	US$	9,985	—		—		—		—	10,000	US$	9,998
	Federal Home Loan Bank	"	—	—	—		—	8,000	US$	7,996	—		—		—		—	8,000	US$	7,996
	Federal Home Loan Bank	"	—	—	—		—	5,000	US$	4,996	5,000	US$	5,001	US$	4,996	US$	5	—		—
	Federal Home Loan Bank	"	—	—	—		—	4,000	US$	3,999	4,000	US$	3,999	US$	3,999		—	—		—
	Federal Home Loan Bank	"	—	—	10,000	US$	9,987	—		—	10,000	US$	10,007	US$	9,996	US$	11	—		—
	Federal Home Loan Bank	"	—	—	—		—	10,000	US$	9,998	10,000	US$	10,010	US$	9,998	US$	12	—		—
	Federal Home Loan Bank	"	—	—	8,000	US$	7,992	—		—	8,000	US$	8,009	US$	8,002	US$	7	—		—
	Federal Home Loan Bank	"	—	—	—		—	6,050	US$	6,050	6,050	US$	6,060	US$	6,050	US$	10	—		—
	Federal Home Loan Bank	"	—	—	—		—	5,000	US$	5,009	—		—		—		—	5,000	US$	5,011
	Federal Home Loan Bank	"	—	—	—		—	6,800	US$	6,811	—		—		—		—	6,800	US$	6,823
	Federal Home Loan Bank	"	—	—	—		—	8,000	US$	7,990	—		—		—		—	8,000	US$	8,050
	Federal Home Loan Bank	"	—	—	10,000	US$	10,012	—		—	10,000	US$	10,047	US$	10,035	US$	12	—		—
	Federal Home Loan Bank	"	—	—	4,700	US$	4,715	—		—	4,700	US$	4,716	US$	4,723	US$	(7)	—		—
	Federal Home Loan Bank	"	—	—	11,200	US$	11,186	1,500	US$	1,498	4,300	US$	4,294	US$	4,299	US$	(5)	8,400	US$	8,393
	Federal Home Loan Bank	"	—	—	—		—	4,000	US$	4,012	4,000	US$	4,002	US$	4,012	US$	(10)	—		—
	Federal Home Loan Bank	"	—	—	—		—	8,000	US$	8,082	8,000	US$	8,057	US$	8,082	US$	(25)	—		—
	Federal Home Loan Mortg	"	—	—	—		—	8,000	US$	8,193	8,000	US$	8,123	US$	8,192	US$	(69)	—		—
	Federal Home Loan Mtg Corp.	"	—	—	—		—	6,397	US$	6,394	—		—		—		—	5,638	US$	5,616
	Federal Natl Mtg Assn	"	—	—	4,000	US$	4,228	—		—	4,000	US$	4,205	US$	4,261	US$	(56)	—		—
	Federal Natl Mtg Assn	"	—	—	—		—	3,426	US$	3,494	—		—		—		—	1,694	US$	1,705
	Federal Natl Mtg Assn Gtd	"	—	—	—		—	3,343	US$	3,466	—		—		—		—	2,578	US$	2,661
	Fhr 2647 Pb	"	—	—	—		—	4,000	US$	4,149	—		—		—		—	3,787	US$	3,872
	Fhr 3184 Fa	"	—	—	—		—	4,686	US$	4,681	—		—		—		—	4,314	US$	4,305
	Fnma Pool 745131	"	—	—	—		—	3,123	US$	3,261	—		—		—		—	1,752	US$	1,819
	Fnma Pool 995672	"	—	—	—		—	3,000	US$	3,141	3,000	US$	3,134	US$	3,141	US$	(7)	—		—
	Fnma Pool AD9843	"	—	—	—		—	3,252	US$	3,405	3,252	US$	3,397	US$	3,405	US$	(8)	—		—
	Fnma Tba Oct 30 Single Fam	"	—	—	—		—	14,200	US$	14,790	—		—		—		—	14,200	US$	14,786
	Fnr 2006 60 CO	"	—	—	—		—	4,092	US$	4,090	—		—		—		—	3,705	US$	3,689
	Freddie Mac	"	—	—	—		—	10,420	US$	10,412	—		—		—		—	10,420	US$	10,409
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
	Marketable					Amount		Shares/Units	Amount			Amount				Gain (Loss) or			Amount
	Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		Carrying Value (US$		Disposal (US$ in		Shares/Units	(US$ in
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		in Thousands)		Thousands)		(In Thousands)	Thousands)
	Freddie Mac	Available-for-sale financial assets	—	—	—	US$	—	8,000	US$	8,002	8,000	US$	7,997	US$	8,001	US$	(4)	—	US$	—
	Freddie Mac	"	—	—	—		—	7,000	US$	6,994	7,000	US$	6,995	US$	6,994	US$	1	—		—
	Freddie Mac	"	—	—	—		—	4,500	US$	4,507	—		—		—		—	4,500	US$	4,511
	Freddie Mac	"	—	—	—		—	5,750	US$	5,771	—		—		—		—	5,750	US$	5,785
	Freddie Mac	"	—	—	—		—	7,855	US$	7,869	—		—		—		—	7,855	US$	7,873
	Freddie Mac	"	—	—	—		—	4,300	US$	4,308	—		—		—		—	4,300	US$	4,324
	Freddie Mac	"	—	—	—		—	4,010	US$	4,024	—		—		—		—	4,010	US$	4,027
	Gnr 2009 45 AB	"	—	—	—		—	7,004	US$	7,305	—		—		—		—	5,309	US$	5,476
	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	24,000	US$	24,116	24,000	US$	24,105	US$	24,116	US$	(11)	—		—
	United States Treas Nts	"	—	—	—		—	45,070	US$	45,309	45,070	US$	45,258	US$	45,309	US$	(51)	—		—
	US Treasury N/B	"	—	—	—		—	43,900	US$	43,832	43,900	US$	44,134	US$	43,831	US$	303	—		—
	US Treasury N/B	"	—	—	—		—	53,000	US$	53,069	53,000	US$	53,316	US$	53,069	US$	247	—		—
	US Treasury N/B	"	—	—	—		—	16,800	US$	16,889	16,800	US$	16,897	US$	16,889	US$	8	—		—
	US Treasury N/B	"	—	—	—		—	49,700	US$	49,742	5,000	US$	5,046	US$	5,003	US$	43	44,700	US$	45,336
	US Treasury N/B	"	—	—	21,400	US$	21,394	—		—	21,400	US$	21,487	US$	21,416	US$	71	—		—
	US Treasury Nts	"	—	—	37,700	US$	39,012	—		—	37,700	US$	38,784	US$	39,346	US$	(562)	—		—
	US Treasury Sec	"	—	—	—		—	8,000	US$	8,040	8,000	US$	8,028	US$	8,040	US$	(12)	—		—
	US Treasury Sec	"	—	—	—		—	10,000	US$	10,040	10,000	US$	10,045	US$	10,040	US$	5	—		—
	Wi Treasury Sec	"	—	—	—		—	4,400	US$	4,380	4,400	US$	4,464	US$	4,380	US$	84	—		—
	Wi Treasury Sec	"	—	—	—		—	5,000	US$	5,009	—		—		—		—	5,000	US$	5,016
	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	8,858	US$	8,858	290,371	US$	290,371	297,391	US$	297,391	US$	297,391		—	1,838	US$	1,838
	Corporate issued note
	Barclays U.S. Fdg LLC	Available-for-sale financial assets	—	—	4,500	US$	4,489	—		—	4,500	US$	4,489	US$	4,489		—	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
TSMC	Fab	January 28, 2010 to September 2, 2010	$802,489	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 28, 2010 to September 26, 2010	1,217,815	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 19, 2010 to September 26, 2010	1,540,064	By the construction progress	Da Cin Constructure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 25, 2010 to September 28, 2010	223,771	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction
			Purchases/				Unit Price	Payment Terms	Notes/Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationships	Sales	Amount	% to Total	Payment Terms	(Note)	(Note)	Ending Balance	% to Total	Note
TSMC	TSMC North America	Subsidiary	Sales	$160,415,902	52	Net 30 days after invoice date	—	—	$24,574,148	47
	GUC	Investee with a controlling financial interest	Sales	1,893,205	1	Net 30 days after monthly closing	—	—	644,287	1
	VIS	Investee accounted for using equity method	Sales	189,984	—	Net 30 days after monthly closing	—	—	—	—
	TSMC China	Subsidiary	Purchases	6,206,526	17	Net 30 days after monthly closing	—	—	(873,981)	7
	WaferTech	Indirect subsidiary	Purchases	5,958,529	17	Net 30 days after monthly closing	—	—	(671,004)	5
	VIS	Investee accounted for using equity method	Purchases	3,643,305	10	Net 30 days after monthly closing	—	—	(1,122,687)	9
	SSMC	Investee accounted for using equity method	Purchases	3,383,596	10	Net 30 days after monthly closing	—	—	(434,236)	3

GUC	TSMC North America	Same parent company	Purchases	589,175	18	Net 30 days after invoice date/net 30 days after monthly closing	—	—	(75,901)	8

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	1,962,883	63	Net 30 days after monthly closing	—	—	256,872	53

Note:
The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Bad Debts
TSMC	TSMC North America	Subsidiary	$24,600,032	40	$5,674,665	—	$8,233,250	$—
	GUC	Investee with a controlling financial interest	644,287	71	1,120	—	295,170	—
	TSMC China	Subsidiary	383,334	(Note 2)	—	—	—	—
	VIS	Investee accounted for using equity method	150,589	(Note 2)	366	—	19,644	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	256,872	46	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Investees
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount								Net Income		Earnings
				September 30, 2010		December 31, 2009		Balance as of September 30, 2010				(Losses) of the		(Losses)
				(Foreign		(Foreign				Carrying Value		Investee		(Note 1)
				Currencies in		Currencies in		Shares	Percentage	(Foreign Currencies		(Foreign Currencies		(Foreign Currencies
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		(In Thousands)	of Ownership	in Thousands)		in Thousands)		in Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$44,892,711		$405,510	$405,510	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		33,943,317		1,600,796	1,600,796	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	38		9,424,817		1,639,886	321,621	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		6,890,171		2,632,321	873,329	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		—	76,069	20		6,533,432		3,001,229	327,526	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		3,654,158		705,707	695,070	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		3,489,864		1,703,163	—	99		2,852,802		(168,764)	(166,879)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,827,009		165,780	165,780	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,618,701		423,470	154,146	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,166,470		1,093,943	—	98		1,093,417		101,532	99,501	Subsidiary (Note 3)
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,061,303		452,520	158,146	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		971,785		959,044	—	99		320,426		8,981	8,936	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		182,022		34,237	34,237	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		150,896		4,036	4,036	Subsidiary (Note 3)
	TSMC Solar Europe	Amsterdam, the Netherlands	Engaged in investing activities of solar related business		25,350		—	—	100		25,638		—	—	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Engaged in selling and marketing of solar related products		31,330		—	1	100		24,717		(6,733)	(6,733)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		20,559		2,040	2,040	Subsidiary (Note 3)
	TSMC Lighting NA	Delaware, U.S.A.	Engaged in selling and marketing of LED related products		3,133		—	1	100		3,133		—	—	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	386,744	US$	46,357	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	77,292	US$	9,320	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	24,529	US$	2,806	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	21,415	US$	21,415	21,415	97	US$	17,413	US$	2,903	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	9,677	US$	607	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,543	US$	294	Note 2	Subsidiary (Note 3)
(Continued)

														Equity in the
				Original Investment Amount								Net Income		Earnings
				September 30, 2010		December 31, 2009		Balance as of September 30, 2010				(Losses) of the		(Losses)
				(Foreign		(Foreign				Carrying Value		Investee		(Note 1)
				Currencies in		Currencies in		Shares	Percentage	(Foreign Currencies		(Foreign Currencies		(Foreign Currencies
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		(In Thousands)	of Ownership	in Thousands)		in Thousands)		in Thousands)	Note
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	70	US$	—	US$	(4,509)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	10	US$	214	US$	(4,509)	Note 2	Investee accounted for using equity method (Note 3)
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	330,000	US$	330,000	293,637	100	US$	200,265	US$	45,832	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,088	US$	3,088	9,180	59	US$	1,461	US$	(1,147)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US$	2,206	US$	1,777	5,623	43	US$	682	US$	(667)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,650	US$	1,550	—	100	US$	829	US$	(94)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	1,234	US$	800	800	100		$59,576		$8,433	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		14,969		980	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	550	US$	550	550	100		9,370		(8,020)	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	100	—	100		4,432		(378)	Note 2	Subsidiary (Note 3)

GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US$	500		—	—	100		7,969		(7,983)	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unreviewed financial statements.
(Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Investees
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Accumulated
						Accumulated Outflow					Outflow of
						of Investment					Investment from					Accumulated Inward
			Total Amount of			from Taiwan as of		Investment Flows			Taiwan as of				Carrying Value	Remittance of
Investor	Investee		Paid-in Capital		Method of	January 1, 2010		Outflow		Inflow	September 30, 2010		Percentage of	Equity in the	as of	Earnings as of
Company	Company	Main Businesses and Products	(Thousand)		Investment	(US$ in Thousand)		(US$ in Thousand)		(US$ in Thousand)	(US$ in Thousand)		Ownership	Earnings (Losses)	September 30, 2010	September 30, 2010
TSMC	TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ (RMB	12,180,367 3,070,623)	(Note 1)	$ (US$	12,180,367 371,000)	$—		$—	$ (US$	12,180,367 371,000)	100%	$695,070 (Note 3)	$3,654,158	$—

GUC	GUC-Shanghai	Consulting services in main products	(US$	16,160 500)	(Note 2)	—		(US$	16,160 500)	—	(US$	16,160 500)	100%	(7,983 (Note 4))	7,969	—

Accumulated Investment
	in Mainland China as	Investment Amounts Authorized by
	of September 30, 2010	Investment Commission, MOEA	Upper Limit on Investment
Investor Company	(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
	$ 12,180,367	$ 12,180,367	$ 12,180,367
TSMC	(US$371,000)	(US$371,000)	(US$371,000)

	16,160	16,160	1,819,784
GUC	(US$ 500)	(US$ 500)	(Note 5)

Note 1:	TSMC directly invested US$371,000 thousand in TSMC China.

Note 2:	GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.

Note 3:	Amount was recognized based on the reviewed financial statements.

Note 4:	Equity in earnings/losses was determined based on the unreviewed financial statements.

Note 5:	Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Nine Months Ended September 30, 2010 and 2009 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of September 30, 2010 and 2009, and the related consolidated statements of income and cash flows for the nine months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted the newly revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories.”
October 21, 2010
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$132,268,758	20	$156,935,077	28
Financial assets at fair value through profit or loss (Notes 2, 5 and 25)	20,360	—	370,669	—
Available-for-sale financial assets (Notes 2, 6 and 25)	29,320,698	5	14,638,990	3
Held-to-maturity financial assets (Notes 2, 7 and 25)	5,598,471	1	8,374,389	2
Receivables from related parties	11,295	—	987	—
Notes and accounts receivable	54,754,753	8	45,421,657	8
Allowance for doubtful receivables (Notes 2 and 8)	(587,974)	—	(535,383)	—
Allowance for sales returns and others (Notes 2 and 8)	(6,796,624)	(1)	(9,006,496)	(2)
Other receivables from related parties (Note 26)	204,665	—	183,946	—
Other financial assets (Note 27)	1,017,211	—	3,165,465	1
Inventories (Notes 2, 3 and 9)	26,663,415	4	19,176,052	4
Deferred income tax assets (Notes 2 and 20)	2,201,161	—	4,531,774	1
Prepaid expenses and other current assets	1,960,989	—	983,812	—

Total current assets	246,637,178	37	244,240,939	45

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 12 and 25)
Investments accounted for using equity method	25,298,067	4	17,587,438	3
Available-for-sale financial assets	1,036,502	—	1,329,853	—
Held-to-maturity financial assets	8,984,875	1	16,473,164	3
Financial assets carried at cost	4,464,801	1	3,162,849	1

Total long-term investments	39,784,245	6	38,553,304	7

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 26 and 27)
Cost
Land and land improvements	916,213	—	938,509	—
Buildings	145,349,549	22	141,644,558	26
Machinery and equipment	898,675,883	135	736,712,546	136
Office equipment	14,414,922	2	13,165,301	2
Leased assets	713,821	—	714,012	—

	1,060,070,388	159	893,174,926	164
Accumulated depreciation	(753,541,185)	(113)	(675,028,153)	(124)
Advance payments and construction in progress	42,650,005	6	18,669,251	4

Net property, plant and equipment	349,179,208	52	236,816,024	44

INTANGIBLE ASSETS
Goodwill (Note 2)	5,835,954	1	5,954,477	1
Deferred charges, net (Notes 2 and 14)	6,218,321	1	6,060,452	1

Total intangible assets	12,054,275	2	12,014,929	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 20)	10,414,275	2	7,196,676	1
Refundable deposits	9,099,831	1	2,789,170	1
Others (Notes 2 and 27)	383,037	—	286,076	—

Total other assets	19,897,143	3	10,271,922	2

TOTAL	$667,552,049	100	$541,897,118	100

	2010		2009
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 15)	$37,910,282	6	$—	—
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 25)	74,741	—	97	—
Hedging derivative financial liabilities (Notes 2, 11 and 25)	1,065	—	—	—
Accounts payable	11,474,968	2	9,593,847	2
Payables to related parties (Note 26)	1,617,629	—	1,039,482	—
Income tax payable (Notes 2 and 20)	5,303,113	1	5,749,028	1
Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2 and 22)	8,310,705	1	8,680,353	2
Payables to contractors and equipment suppliers	26,644,580	4	15,666,356	3
Accrued expenses and other current liabilities (Notes 18, 25 and 29)	17,028,193	2	13,971,034	2
Current portion of long-term bank loans (Notes 17, 25 and 27)	870,663	—	308,525	—

Total current liabilities	109,235,939	16	55,008,722	10

LONG-TERM LIABILITIES
Bonds payable (Notes 16 and 25)	4,500,000	1	4,500,000	1
Long-term bank loans (Notes 17, 25 and 27)	362,952	—	1,418,469	—
Other long-term payables (Notes 18, 25 and 29)	6,827,878	1	8,342,346	2
Obligations under capital leases (Notes 2, 13 and 25)	707,047	—	707,050	—

Total long-term liabilities	12,397,877	2	14,967,865	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 19)	3,803,882	1	3,776,757	1
Guarantee deposits (Note 29)	836,908	—	1,157,131	—
Deferred credits	131,790	—	225,577	—
Others	241,576	—	134,395	—

Total other liabilities	5,014,156	1	5,293,860	1

Total liabilities	126,647,972	19	75,270,447	14

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value (Note 22)
Authorized: 28,050,000 thousand shares
Issued: 25,907,344 thousand shares in 2010
25,900,662 thousand shares in 2009	259,073,440	39	259,006,623	48

Capital surplus (Notes 2 and 22)	55,634,070	8	55,439,919	10

Retained earnings (Note 22)
Appropriated as legal capital reserve	86,239,494	13	77,317,710	14
Appropriated as special capital reserve	1,313,047	—	—	—
Unappropriated earnings	137,506,581	21	71,898,923	13

	225,059,122	34	149,216,633	27

Others (Notes 2, 11 and 25)
Cumulative translation adjustments	(3,761,669)	(1)	(1,272,298)	—
Unrealized gain on financial instruments	518,669	—	494,421	—

	(3,243,000)	(1)	(777,877)	—

Equity attributable to shareholders of the parent	536,523,632	80	462,885,298	85

MINORITY INTEREST (Note 2)	4,380,445	1	3,741,373	1

Total shareholders’ equity	540,904,077	81	466,626,671	86

TOTAL	$667,552,049	100	$541,897,118	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche review report dated October 21, 2010)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 26)	$318,388,370		$213,468,240

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	8,992,668		9,820,449

NET SALES	309,395,702	100	203,647,791	100

COST OF SALES (Notes 3, 9, 21 and 26)	157,159,327	51	119,013,880	58

GROSS PROFIT	152,236,375	49	84,633,911	42

OPERATING EXPENSES (Notes 21 and 26)
Research and development	21,634,730	7	15,026,333	7
General and administrative	8,978,513	3	8,016,976	4
Marketing	3,961,275	1	3,270,590	2

Total operating expenses	34,574,518	11	26,313,899	13

INCOME FROM OPERATIONS	117,661,857	38	58,320,012	29

NON-OPERATING INCOMES AND GAINS
Settlement income (Note 29)	6,343,524	2	494,070	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	1,608,430	1	—	—
Interest income (Note 2)	1,245,000	—	2,156,083	1
Technical service income (Notes 26 and 29)	359,320	—	273,225	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 25)	309,160	—	—	—
Valuation gain on financial instruments, net (Notes 2, 5 and 25)	156,038	—	580,706	1
Others (Notes 2 and 26)	541,057	—	379,439	—

Total non-operating incomes and gains	10,562,529	3	3,883,523	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
NON-OPERATING EXPENSES AND LOSSES
Interest expense	$302,235	—	$297,927	—
Casualty loss (Note 9)	190,992	—	—	—
Impairment of financial assets (Notes 2, 6, 12 and 25)	112,759	—	804,409	1
Equity in losses of equity method investees, net (Notes 2 and 10)	—	—	253,185	—
Foreign exchange loss, net (Note 2)	—	—	605,140	—
Others (Notes 2 and 25)	230,314	—	148,200	—

Total non-operating expenses and losses	836,300	—	2,108,861	1

INCOME BEFORE INCOME TAX	127,388,086	41	60,094,674	30

INCOME TAX EXPENSE (Notes 2 and 20)	5,973,080	2	3,488,863	2

NET INCOME	$121,415,006	39	$56,605,811	28

ATTRIBUTABLE TO:
Shareholders of the parent	$120,884,560	39	$56,551,787	28
Minority interest	530,446	—	54,024	—

	$121,415,006	39	$56,605,811	28

	2010		2009
	Income Attributable to		Income Attributable to
	Shareholders of the Parent		Shareholders of the Parent
		After		After
	Before Income Tax	Income Tax	Before Income Tax	Income Tax
EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$4.89	$4.67	$2.33	$2.19

Diluted earnings per share	$4.89	$4.66	$2.31	$2.18

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche review report dated October 21, 2010)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$120,884,560	$56,551,787
Net income attributable to minority interest	530,446	54,024
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,505,818	60,537,339
Amortization of premium/discount of financial assets	25,208	6,613
Impairment of financial assets	112,759	804,409
Loss (gain) on disposal of available-for-sale financial assets, net	(192,877)	56,619
Gain on held-to-maturity financial assets redeemed by the issuer	—	(16,091)
Gain on disposal of financial assets carried at cost, net	(116,283)	(14,493)
Equity in losses (earnings) of equity method investees, net	(1,608,430)	253,185
Cash dividends received from equity method investees	320,002	1,239,490
Loss (gain) on disposal of property, plant and equipment and other assets, net	(143,916)	6,351
Settlement income from receiving equity securities	(4,434,364)	—
Loss on impairment of idle assets	319	—
Deferred income tax	(256,824)	(1,122,247)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	240,437	(400,029)
Receivables from related parties	1,229	(580)
Notes and accounts receivable	(10,117,111)	(20,398,336)
Allowance for doubtful receivables	44,649	79,632
Allowance for sales returns and others	(1,927,857)	2,935,470
Other receivables from related parties	(83,373)	(84,028)
Other financial assets	794,787	(1,300,426)
Inventories	(5,749,664)	(4,299,407)
Prepaid expenses and other current assets	(677,574)	829,880
Increase (decrease) in:
Accounts payable	1,055,181	4,369,663
Payables to related parties	834,622	549,625
Income tax payable	(3,497,136)	(3,582,797)
Accrued profit sharing to employees and bonus to directors and supervisors	1,492,362	805,611
Accrued expenses and other current liabilities	(3,078,054)	231,960
Accrued pension cost	6,850	75,173
Deferred credits	(53,899)	(201,353)

Net cash provided by operating activities	158,911,867	97,967,044

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2010	2009
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	$(141,008,323)	$(45,070,370)
Available-for-sale financial assets	(41,358,621)	(20,375,729)
Held-to-maturity financial assets	(4,150,549)	(10,669,821)
Investments accounted for using equity method	(6,242,350)	(32,200)
Financial assets carried at cost	(1,753,712)	(270,609)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	31,520,283	20,509,336
Held-to-maturity financial assets	14,893,000	7,081,700
Financial assets carried at cost	222,416	93,684
Property, plant and equipment and other assets	133,091	6,892
Increase in deferred charges	(1,413,869)	(534,716)
Increase in refundable deposits	(6,366,688)	(21,971)
Increase in other assets	(3,724)	(82,985)

Net cash used in investing activities	(155,529,046)	(49,366,789)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	37,910,282	—
Proceeds from long-term bank loans	—	287,865
Repayments of:
Long-term bank loans	(283,850)	(183,710)
Bonds payable	—	(8,000,000)
Decrease in other long-term payables	(1,126,383)	—
Decrease in guarantee deposits	(185,115)	(327,364)
Proceeds from donation	49,021	—
Proceeds from exercise of employee stock options	150,760	190,995
Cash dividends	(77,708,120)	(76,876,312)
Decrease in minority interest	(141,933)	(285,325)

Net cash used in financing activities	(41,335,338)	(85,193,851)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(37,952,517)	(36,593,596)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,055,066)	(1,085,079)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	171,276,341	194,613,752

CASH AND CASH EQUIVALENTS, END OF PERIOD	$132,268,758	$156,935,077

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$318,542	$525,575

Income tax paid	$9,598,719	$7,996,390

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2010	2009
INVESTING ACTIVITY AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$138,365,461	$52,408,986
Decrease (increase) in payables to contractors and equipment suppliers	2,765,782	(7,338,616)
Nonmonetary exchange trade — out price	(122,920)	—

Cash paid	$141,008,323	$45,070,370

Disposal of property, plant and equipment and other assets	$256,011	$6,892
Nonmonetary exchange trade — out price	(122,920)	—

Cash received	$133,091	$6,892

Acquisition of available-for-sale financial assets	$41,853,306	$23,399,615
Increase in accrued expenses and other current liabilities	(494,685)	(3,023,886)

Cash paid	$41,358,621	$20,375,729

NON-CASH FINANCING ACTIVITIES
Current portion of long-term bank loans	$870,663	$308,525

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,317,492	$1,476,550

Profit sharing to employees transferred to capital stock	$—	$7,494,988

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche review report dated October 21, 2010)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1.	GENERAL
Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of LED lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
As of September 30, 2010 and 2009, TSMC and its subsidiaries had 34,130 and 24,479 employees, respectively.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of
		Ownership September 30
Name of Investor	Name of Investee	2010	2009	Remark
TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	99%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	35%	36%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	Xintec Inc. (Xintec)	41%	41%	TSMC obtained three out of five director positions and has a controlling interest in Xintec.
	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	—	Established in September 2010
	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	—	Established in September 2010
	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	—	Established in September 2010

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	100%	99.9%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	59%	51%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—

GUC	Global Unichip Corp.-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	100%	—
	Global Unichip (BVI) Corp. (GUC-BVI)	100%	100%	—

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	100%	—	Established in January 2010.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of September 30, 2010:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, GUC-Europe, and GUC-Shanghai are engaged in providing products consulting in North America, Japan, Europe, and China, respectively. GUC-BVI is engaged in investing activities. Xintec is engaged in the provision of wafer packaging service. TSMC Solar NA is engaged in selling and marketing of solar related products. TSMC Lighting NA is engaged in selling and marketing of LED related products. TSMC Solar Europe is engaged in investing activities of Solar related business. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.
TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”
Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.
Use of Estimates
The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents
Repurchase agreements collateralized by government bonds, corporate bonds and agency bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.
Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Hedging Derivative Financial Instruments
Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same period or period during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.
Available-for-sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Open-end mutual funds and money market funds — net asset values at the end of the period; publicly traded stocks — closing prices at the end of the period; and other debt securities — average of bid and asked prices at the end of the period.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.
Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The amount of the allowance for doubtful receivables is determined based on the account aging analysis and current trends in the credit quality of the customers. TSMC’s provision is set at 1% of the amount of outstanding receivables.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories
Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.
Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.
As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.
Financial Assets Carried at Cost
Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.
Property, Plant and Equipment, Assets Leased to Others and Idle Assets
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.
Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 5 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.
When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.
Intangible Assets
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.
Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees — the estimated life of the technology or the term of the technology transfer contract; software and system design costs — 2 to 5 years; patent and others — the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.
Pension Costs
For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Income Tax
The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation
Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.
Profit Sharing to Employees and Bonus to Directors and Supervisors
Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings.
Foreign-currency Transactions
Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.
At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
Translation of Foreign-currency Financial Statements
The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at period-end; shareholders’ equity — historical rates; income and expenses — average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.
3.	ACCOUNTING CHANGES
Effective January 1, 2009, the Company adopted the newly revised Statement of Financial Accounting Standard (SFAS) No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such changes in accounting principle did not have significant effect on the Company’s consolidated financial statements as of and for the nine months ended September 30, 2009.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2010	2009
Cash and deposits in bank	$127,654,510	$144,018,278
Repurchase agreements collateralized by government bonds	4,457,598	10,582,919
Corporation bonds	156,650	—
Agency bonds	—	2,333,880

	$132,268,758	$156,935,077

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2010	2009
Trading financial assets

Forward exchange contracts	$9,218	$3,208
Cross currency swap contracts	11,142	367,461

	$20,360	$370,669

Trading financial liabilities

Forward exchange contracts	$74,741	$97

The Company entered into derivative contracts during the nine months ended September 30, 2010 and 2009 to manage exposures due to fluctuations of foreign exchange rates. The above derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for the above derivative contracts.
Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
September 30, 2010

Sell EUR/Buy NT$	October 2010	EUR139,000/NT$5,851,568
Sell US$/Buy NT$	October 2010 to November 2010	US$42,500/NT$1,336,655

September 30, 2009

Sell US$/Buy RMB	October 2009	US$3,950/RMB26,974
Sell US$/Buy NT$	October 2009 to November 2009	US$9,100/NT$295,973

Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest	Interest
Maturity Date	(In Thousands)	Rates Paid	Rates Received
September 30, 2010

October 2010	US$90,000/NT$2,830,540	0.46%	0.00%

September 30, 2009

October 2009 to December 2009	US$950,000/NT$30,935,532	0.30%-1.00%	0.00%-0.61%
For the nine months ended September 30, 2010 and 2009, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$156,038 thousand and NT$580,706 thousand, respectively.
6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2010	2009
Corporate bonds	$14,963,843	$2,870,817
Agency bonds	8,651,644	129,850
Publicly traded stocks	5,053,616	641,286
Government bonds	1,630,518	4,595,397
Money market funds	57,579	7,276,497
Corporate issued notes	—	304,977
Open-end mutual funds	—	150,019

	30,357,200	15,968,843
Current portion	(29,320,698)	(14,638,990)

	$1,036,502	$1,329,853

For the nine months ended September 30, 2009, the Company recognized impairment on available-for-sale financial assets of NT$202,797 thousand.
7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2010	2009
Corporate bonds	$14,113,396	$15,460,383
Government bonds	469,950	3,387,170
Structured time deposits	—	6,000,000

	14,583,346	24,847,553
Current portion	(5,598,471)	(8,374,389)

	$8,984,875	$16,473,164

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
September 30, 2009

Callable domestic deposits	$6,000,000	$3,404	0.67%-0.95%	March 2011 to August 2011

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Nine Months Ended September 30
	2010	2009
Balance, beginning of period	$543,325	$455,751
Provision	44,649	323,538
Write-off	—	(243,906)

Balance, end of period	$587,974	$535,383

Movements of the allowance for sales returns and others were as follows:

	Nine Months Ended September 30
	2010	2009
Balance, beginning of period	$8,724,481	$6,071,026
Provision	8,992,668	9,820,449
Write-off	(10,920,525)	(6,884,979)

Balance, end of period	$6,796,624	$9,006,496

9.	INVENTORIES

	September 30
	2010	2009
Finished goods	$3,418,321	$2,419,467
Work in process	19,449,683	14,576,638
Raw materials	1,864,695	1,036,651
Supplies and spare parts	1,930,716	1,143,296

	$26,663,415	$19,176,052

Write-down of inventories to net realizable value in the amount of NT$664,631 thousand were included in the cost of sales for the nine months ended September 30, 2010. The reversal of previously recognized inventory write-downs amounting to NT$225,966 thousand was recorded for the nine months ended September 30, 2009. Inventories losses related to earthquake damage in the amount of NT$190,992 thousand were classified under non-operating expenses and losses for the nine months ended September 30, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2010		2009
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Common stock
Vanguard International Semiconductor Corporation (VIS)	$9,424,817	38	$9,410,696	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,890,171	39	5,899,305	39
Motech Industries Inc. (Motech)	6,533,432	20	—	—
VisEra Holding Company (VisEra Holding)	2,421,569	49	2,195,970	49
Aiconn Technology Corporation (Aiconn)	21,370	43	23,507	41
Mcube Inc. (Mcube)	—	70	25,760	74
Preferred stock
Mcube	6,708	10	32,200	10

	$25,298,067		$17,587,438

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.
In September 2009, the Company acquired common stock and preferred stock of Mcube for NT$57,960 thousand. The Company took both ownership of stock and controlling power into consideration and concluded that the Company did not have controlling interest over Mcube. Accordingly, the Company applied equity method to account for this investment and the related equity in earnings/losses.
For the nine months ended September 30, 2010 and 2009, equity in earnings/losses of equity method investees was a net gain of NT$1,608,430 thousand and a net loss of NT$253,185 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except for Aiconn and Mcube. The Company believes that, had Aiconn and Mcube’s financial statements been reviewed, any adjustments arising would have had no material effect on the Company’s consolidated financial statements.
As of September 30, 2010 and 2009, the quoted market price of publicly traded stock in unrestricted investments accounted for using the equity method (VIS) were NT$8,606,662 thousand and NT$8,795,129 thousand, respectively.
Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Nine Months Ended September 30
	2010	2009
Balance, beginning of period	$1,391,500	$1,990,621
Additions	2,055,660	—
Amortizations	(707,631)	(449,341)

Balance, end of period	$2,739,529	$1,541,280

Movements of the difference allocated to goodwill were as follows:

	Nine Months Ended September 30
	2010	2009
Balance, beginning of period	$1,061,885	$1,061,885
Additions	353,680	—

Balance, end of period	$1,415,565	$1,061,885

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

September 30, 2010
Hedging derivative financial liabilities

Interest rate swap contract	$1,065

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. As of September 30, 2010, the outstanding interest rate swap contract consisted of the following:

			Range of
Contract Amount		Range of	Interest Rates
(In Thousands)	Maturity Date	Interest Rates Paid	Received
NT$140,000	August 31, 2012	1.38%	0.56%
The Company recognized NT$1,065 thousand as an adjustment in shareholders’ equity for the above interest rate swap contract for the nine months ended September 30, 2010.
12.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2010	2009
Non-publicly traded stocks	$4,305,550	$2,999,870
Mutual funds	159,251	162,979

	$4,464,801	$3,162,849

In June 2010, the Company invested in Stion Corporation (Stion, an United States corporation) for US$50,000 thousand and obtained Stion’s preferred stock of 7,347 thousand shares with 23.4% of ownership. Stion is engaged in the manufacturing of high-efficiency thin-film solar photovoltaic modules. Due to certain restrictions contained in the investment agreements, the Company does not have the ability to exert significant influence over Stion’s operating and financial policy. Therefore, the investment was classified under financial assets carried at cost.
The common stocks of Capella Microsystems (Taiwan), Inc., Integrated Memory Logic Limited and Leadtrend Technology Corporation were listed on the Taiwan GreTai Securities Market or Taiwan Stock Exchange in June 2010, May 2010, and August 2009, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

For the nine months ended September 30, 2010 and 2009, the Company recognized impairment on financial assets carried at cost of NT$112,759 thousand and NT$601,612 thousand, respectively.
13. PROPERTY, PLANT AND EQUIPMENT

	Nine Months Ended September 30, 2010
	Balance, Beginning				Effect of Exchange	Balance,
	of Period	Additions	Disposals	Reclassification	Rate Changes	End of Period
Cost
Land and land improvements	$934,090	$—	$—	$324	$(18,201)	$916,213
Buildings	142,294,558	3,353,817	(135,497)	4,414	(167,743)	145,349,549
Machinery and equipment	775,653,489	124,966,538	(1,226,898)	215,989	(933,235)	898,675,883
Office equipment	13,667,747	1,446,535	(673,085)	1,776	(28,051)	14,414,922
Leased asset	714,424	—	—	—	(603)	713,821

	933,264,308	$129,766,890	$(2,035,480)	$222,503	$(1,147,833)	1,060,070,388

Accumulated depreciation
Land and land improvements	317,580	$21,815	$—	$—	$(7,332)	332,063
Buildings	81,821,718	6,880,336	(128,466)	—	(106,283)	88,467,305
Machinery and equipment	600,795,474	55,052,858	(1,188,485)	132,823	(1,048,986)	653,743,684
Office equipment	10,589,349	860,766	(672,909)	(440)	(24,594)	10,752,172
Leased asset	219,765	26,483	—	—	(287)	245,961

	693,743,886	$62,842,258	$(1,989,860)	$132,383	$(1,187,482)	753,541,185

Advance payments and construction in progress	34,154,365	$8,626,111	$(26,890)	$(98,914)	$(4,667)	42,650,005

	$273,674,787					$349,179,208

	Nine Months Ended September 30, 2009
	Balance, Beginning				Effect of Exchange	Balance,
	of Period	Additions	Disposals	Reclassification	Rate Changes	End of Period
Cost
Land and land improvements	$953,857	$—	$—	$1,830	$(17,178)	$938,509
Buildings	132,249,996	9,768,373	(9,822)	66	(364,055)	141,644,558
Machinery and equipment	697,498,743	41,591,076	(1,176,786)	25,358	(1,225,845)	736,712,546
Office equipment	12,430,800	967,582	(189,608)	(5,201)	(38,272)	13,165,301
Leased asset	722,339	—	—	7,194	(15,521)	714,012

	843,855,735	$52,327,031	$(1,376,216)	$29,247	$(1,660,871)	893,174,926

Accumulated depreciation
Land and land improvements	295,898	$22,705	$—	$—	$(6,676)	311,927
Buildings	72,681,699	6,962,102	(9,823)	66	(176,627)	79,457,417
Machinery and equipment	535,962,291	51,017,742	(1,165,488)	2,565	(1,143,190)	584,673,920
Office equipment	9,693,809	911,478	(187,662)	(7,260)	(37,561)	10,372,804
Leased asset	182,570	27,285	—	7,194	(4,964)	212,085

	618,816,267	$58,941,312	$(1,362,973)	$2,565	$(1,369,018)	675,028,153

Advance payments and construction in progress	18,605,882	$81,955	$—	$(22,342)	$3,756	18,669,251

	$243,645,350					$236,816,024

The company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013. The future minimum lease payments as of September 30, 2010 are NT$786,589 thousand.
14.	DEFERRED CHARGES, NET

	Nine Months Ended September 30, 2010
	Balance, Beginning				Effect of Exchange	Balance,
	of Period	Additions	Amortization	Reclassification	Rate Changes	End of Period
Technology license fee	$3,230,624	$2,000	$(597,513)	$—	$(19)	$2,635,092
Software and system design costs	1,834,528	1,176,073	(769,009)	5,192	45	2,246,829
Patent and others	1,393,402	235,796	(292,734)	—	(64)	1,336,400

	$6,458,554	$1,413,869	$(1,659,256)	$5,192	$(38)	$6,218,321

	Nine Months Ended September 30, 2009
	Balance, Beginning				Effect of Exchange	Balance,
	of Period	Additions	Amortization	Reclassification	Rate Changes	End of Period
Technology license fee	$4,125,212	$—	$(687,538)	$—	$4,244	$3,441,918
Software and system design costs	1,801,831	523,365	(684,458)	(4,340)	(10)	1,636,388
Patent and others	1,198,785	11,351	(219,728)	(6,035)	(2,227)	982,146

	$7,125,828	$534,716	$(1,591,724)	$(10,375)	$2,007	$6,060,452

15. SHORT-TERM LOANS

September 30, 2010
Unsecured loans
US$1,210,000 thousand, due in February 2011, annual interest at 0.39% — 1.84%	$37,910,282

16. BONDS PAYABLE

	September 30
	2010	2009
Domestic unsecured bonds
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	$4,500,000	$4,500,000

17.	LONG-TERM BANK LOANS

	September 30
	2010	2009
Secured loans
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 0.68%-0.83% in 2010 and 0.70%-0.97% in 2009	$628,563	$644,248
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.66%-1.18% in 2010 and 0.68%-2.70% in 2009	605,052	950,971
Repayable from December 2007 in 8 semi-annual installments, fully repaid in June 2010, annual interest at 1.11%-2.42%	—	131,775

	1,233,615	1,726,994
Current portion	(870,663)	(308,525)

	$362,952	$1,418,469

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC China as well as semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants.

As of September 30, 2010, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount
2010 (4th quarter)	$689,089
2011	242,099
2012	242,099
2013	60,328

$1,233,615

18.	OTHER LONG-TERM PAYABLES

	September 30
	2010	2009
Payables for acquisition of property, plant and equipment (Note 29h)	$7,235,592	$8,398,125
Payables for royalties	909,778	1,420,771

	8,145,370	9,818,896

Current portion (classified under accrued expenses and other current liabilities)	(1,317,492)	(1,476,550)

	$6,827,878	$8,342,346

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.
As of September 30, 2010, future payments for other long-term payables were as follows:

Year of Payment	Amount
2010 (4th quarter)	$363,421
2011	1,110,722
2012	690,679
2013	579,543
2014	5,401,005

$8,145,370

19.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentage of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$774,327 thousand and NT$549,457 thousand for the nine months ended September 30, 2010 and 2009, respectively.

TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the name of the committees in the Bank of Taiwan. The Company recognized pension costs of NT$193,180 thousand and NT$217,193 thousand for the nine months ended September 30, 2010 and 2009, respectively.
Movements of the Funds and accrued pension cost under the defined benefit plans were summarized as follows:

	Nine Months Ended September 30
	2010	2009
The Funds
Balance, beginning of period	$2,644,988	$2,434,876
Contributions	162,591	145,685
Interest	41,379	53,066
Payments	(11,050)	(37,801)

Balance, end of period	$2,837,908	$2,595,826

Accrued pension cost
Balance, beginning of period	$3,797,032	$3,701,584
Accruals	6,850	75,173

Balance, end of period	$3,803,882	$3,776,757

20.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Nine Months Ended September 30
	2010	2009
Income tax expense based on “income before income tax” at statutory rates	$22,833,745	$15,088,240
Tax effect of the following:
Tax-exempt income	(12,828,404)	(6,609,978)
Temporary and permanent differences	(806,847)	2,958,278
Others	—	69,174
Additional tax at 10% on unappropriated earnings	138,243	30,707
Net operating loss carryforwards used	(390,410)	(54,459)
Income tax credits used	(3,727,985)	(5,668,306)

Income tax currently payable	$5,218,342	$5,813,656

b.	Income tax expense consisted of the following:

	Nine Months Ended September 30
	2010	2009
Income tax currently payable	$5,218,342	$5,813,656
Income tax adjustments on prior years	978,295	(1,157,674)
Other income tax adjustments	(27,442)	(40,056)
Net change in deferred income tax assets
Investment tax credits	(6,952,518)	(3,332,014)
Net operating loss carryforwards	402,214	(66,114)
Temporary differences	33,005	26,336
Valuation allowance	6,321,184	2,244,729

Income tax expense	$5,973,080	$3,488,863

c.	Net deferred income tax assets consisted of the following:

	September 30
	2010	2009
Current deferred income tax assets
Investment tax credits	$1,197,701	$3,542,275
Temporary differences
Allowance for sales returns and others	592,958	773,787
Unrealized gain/loss on financial instruments	65,589	—
Others	480,459	354,789
Valuation allowance	(135,546)	(139,077)

	$2,201,161	$4,531,774

Noncurrent deferred income tax assets
Investment tax credits	$21,243,533	$13,987,353
Net operating loss carryforwards	2,973,983	3,583,246
Temporary differences
Depreciation	2,148,209	1,789,193
Others	409,732	555,928
Valuation allowance	(16,361,182)	(12,719,044)

	$10,414,275	$7,196,676

Effective in May 2009 and June 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 25% to 20% and from 20% to 17%, respectively. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China recalculated their deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010 and 2009, respectively.
Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the period in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that period. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

As of September 30, 2010, the net operating loss carryforwards were generated by WaferTech, TSMC Development and Mutual-Pak and would expire on various dates through 2026.
d.	Integrated income tax information:
The balance of the imputation credit account (ICA) of TSMC as of September 30, 2010 and 2009 was NT$1,669,533 thousand and NT$214,826 thousand, respectively.
The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2009 and 2008 were 9.85% and 9.10%, respectively.
The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.
e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.
f.	As of September 30, 2010, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$114,677	$100,145	2010
		66,368	66,368	2011
		3,220,393	3,154,660	2012
		6,051,074	6,051,074	2013
		5,443,947	5,443,947	2014

		$14,896,459	$14,816,194

Statute for Upgrading Industries	Research and development expenditures	$1,021,544	$—	2010
		1,192,759	125,748	2011
		2,924,808	2,924,808	2012
		4,523,367	4,523,367	2013

		$9,662,478	$7,573,923

Statute for Upgrading Industries	Personnel training expenditures	$759	$—	2010
		20,081	788	2011
		32,534	32,534	2012
		17,795	17,795	2013

		$71,169	$51,117

Statute for Industrial Innovation	Research and development expenditures	$1,539,113	$—	2010

g.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period
Construction and expansion of 2001 by TSMC	2006 to 2010
Construction and expansion of 2003 by TSMC	2007 to 2011
Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2003 by GUC	2007 to 2011
Construction and expansion of 2005 and 2006 by GUC	To be determined
Construction and expansion of 2003 by Xintec	2007 to 2011
Construction and expansion of 2002, 2003 and 2006 by Xintec	2010 to 2014
h.	The tax authorities have examined income tax returns of TSMC through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2010
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$20,151,190	$16,310,025	$36,461,215
Labor and health insurance	728,802	555,298	1,284,100
Pension	580,208	387,299	967,507
Meal	436,489	177,435	613,924
Welfare	517,534	198,946	716,480
Other	92,861	210,063	302,924

	$22,507,084	$17,839,066	$40,346,150

Depreciation	$58,880,734	$3,949,325	$62,830,059

Amortization	$982,878	$676,378	$1,659,256

	Nine Months Ended September 30, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$12,631,169	$10,938,484	$23,569,653
Labor and health insurance	509,889	422,070	931,959
Pension	444,923	321,727	766,650
Meal	324,895	143,092	467,987
Welfare	365,194	144,646	509,840
Other	110,587	183,107	293,694

	$14,386,657	$12,153,126	$26,539,783

Depreciation	$55,879,597	$3,049,516	$58,929,113

Amortization	$942,756	$648,968	$1,591,724

22.	SHAREHOLDERS’ EQUITY
As of September 30, 2010, 1,096,448 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,482,242 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. Also, the capital surplus from long-term investments may not be used for any purpose.
Capital surplus consisted of the following:

	September 30
	2010	2009
Additional paid-in capital	$23,562,191	$23,408,710
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	373,244	332,574
Donations	55	55

	$55,634,070	$55,439,919

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;
b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;
c.	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;
d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subjected to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees as a charge to earnings of certain percentage of net income during the period amounted to NT$8,162,440 thousand and NT$8,556,862 thousand for the nine months ended September 30, 2010 and 2009, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.
TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2009 and 2008 had been approved in the TSMC’s shareholders meeting held on June 15, 2010 and June 10, 2009, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2009	Year 2008	Year 2009	Year 2008
Legal capital reserve	$8,921,784	$9,993,317
Special capital reserve	1,313,047	(391,857)
Cash dividends to shareholders	77,708,120	76,876,312	$3.00	$3.00
Stock dividends to shareholders	—	512,509	—	0.02

	$87,942,951	$86,990,281

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, and profit sharing to employees to be paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 15, 2010 and June 10, 2009, respectively. The profit sharing to employees in stock of 141,870 thousand shares for 2008 was determined by the closing price of the TSMC’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which is NT$52.83. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 9, 2010 and February 10, 2009 and same amount had been charged against earnings of 2009 and 2008, respectively.
The shareholders’ meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively.

The information about appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.
23.	STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.
Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2010.
Information about TSMC’s outstanding stock options for the nine months ended September 30, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)
Nine months ended September 30, 2010

Balance, beginning of period	28,810	$32.4
Options exercised	(4,638)	32.5

Balance, end of period	24,172	32.5

Nine months ended September 30, 2009

Balance, beginning of period	36,234	34.0
Options granted	175	34.0
Options exercised	(5,228)	36.5
Options canceled	(321)	46.5

Balance, end of period	30,860	33.5

The number of outstanding options and exercise prices had been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of September 30, 2010, information about TSMC’s outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise	Number of Options	Contractual Life	Exercise Price
Price (NT$)	(In Thousands)	(Years)	(NT$)
$21.7— $30.5	18,013	2.44	$28.0
38.0— 50.1	6,159	4.16	45.6

	24,172	2.88	32.5

As of September 30, 2010, all of the above outstanding options were exercisable.
GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.
Moreover, the GUC 2007 Plan, GUC 2006 Plan and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006 and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option plans were valid for six years. Options of all three plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.
Information about GUC’s outstanding stock options for the nine months ended September 30, 2010 and 2009 was as follows:

		Weighted-
		average
	Number of	Exercise Price
	Options	(NT$)
Nine months ended September 30, 2010

Balance, beginning of period	3,810	$83.4
Options exercised	(1,251)	14.1
Options canceled	(354)	136.9

Balance, end of period	2,205	114.0

Nine months ended September 30, 2009

Balance, beginning of period	5,557	66.6
Options granted	87	13.8
Options exercised	(1,004)	10.8
Options canceled	(287)	53.8

Balance, end of period	4,353	75.8

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by GUC in accordance with the plans.
As of September 30, 2010, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of		Remaining	Exercise		Exercise
Exercise	Number of	Contractual	Price	Number of	Price
Price (NT$)	Options	Life (Years)	(NT$)	Options	(NT$)
$8.3	156	0.25	$8.3	156	$8.3
15.3	679	0.92	15.3	679	15.3
175.0	1,370	3.25	175.0	684	175.0

	2,205	2.32	114.0	1,519	86.5

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercisable. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.
Information about Xintec’s outstanding stock options for the nine months ended September 30, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)
Nine months ended September 30, 2010

Balance, beginning of period	3,960	$14.7
Options exercised	(1,440)	14.2
Options canceled	(266)	17.2

Balance, end of period	2,254	14.8

Nine months ended September 30, 2009

Balance, beginning of period	7,442	14.8
Options exercised	(1,789)	13.5
Options canceled	(754)	16.5

Balance, end of period	4,899	14.8

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.

As of September 30, 2010, information about Xintec’s outstanding options and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (In	Contractual	Price	Options (In	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
$12.2- $14.1	1,124	6.04	$12.5	974	$12.2
15.2- 19.1	1,130	6.91	17.1	357	16.2

	2,254	6.48	14.8	1,331	13.3

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2010 and 2009. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the nine months ended September 30, 2010 and 2009 would have been as follows:

Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%
	Expected volatility	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%
	Expected life	5 years

GUC	Expected dividend yield	0.00%-0.60%
	Expected volatility	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%
	Expected life	3-6 years

Xintec	Expected dividend yield	0.80%
	Expected volatility	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%
	Expected life	3 years

	Nine Months Ended September 30
	2010	2009
Net income attributable to shareholders of the parent:
As reported	$120,884,560	$56,551,787
Pro forma	120,871,974	56,173,879

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$4.67	$2.19
Pro forma basic EPS	4.67	2.18
Diluted EPS as reported	4.66	2.18
Pro forma diluted EPS	4.66	2.16

24. EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Nine months ended September 30, 2010

Basic EPS
Earnings attributable to common shareholders of the parent	$126,801,996	$120,884,560	25,904,889	$4.89	$4.67

Effect of dilutive potential common shares	—	—	13,286

Diluted EPS
Earnings attributable to common shareholders of the parent (including effect of dilutive potential common shares)	$126,801,996	$120,884,560	25,918,175	$4.89	$4.66

Nine months ended September 30, 2009

Basic EPS
Earnings attributable to common shareholders of the parent	$60,021,689	$56,551,787	25,813,614	$2.33	$2.19

Effect of dilutive potential common shares	—	—	166,923

Diluted EPS
Earnings attributable to common shareholders of the parent (including effect of dilutive potential common shares)	$60,021,689	$56,551,787	25,980,537	$2.31	$2.18

Effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record profit sharing to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing share, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retroactive adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the nine months ended September 30, 2009 to remain at NT$2.19 and NT$2.18 respectively.

25. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	September 30
	2010		2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$20,360	$20,360	$370,669	$370,669
Available-for-sale financial assets	30,357,200	30,357,200	15,968,843	15,968,843
Held-to-maturity financial assets	14,583,346	14,767,973	24,847,553	25,029,053
Financial assets carried at cost	4,464,801	—	3,162,849	—

Liabilities

Financial liabilities at fair value through profit or loss	74,741	74,741	97	97
Hedging derivative financial liabilities	1,065	1,065	—	—
Bonds payable	4,500,000	4,547,696	4,500,000	4,583,826
Long-term bank loans (including current portion)	1,233,615	1,233,615	1,726,994	1,726,994
Other long-term payables (including current portion)	8,145,370	8,145,370	9,818,896	9,818,896
Obligations under capital leases	707,047	707,047	707,050	707,050
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair value of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which were outstanding as of September 30, 2010 and 2009 estimated using valuation techniques were recognized a net loss of NT$54,381 thousand and a net gain of NT$370,572 thousand, respectively.

d.	As of September 30, 2010 and 2009, financial assets exposed to fair value interest rate risk were NT$39,907,290 thousand and NT$40,545,779 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$50,114,445 thousand and NT$13,605,272 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,547,897 thousand and NT$1,726,994 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the nine months ended September 30, 2010 and 2009 were as follows:

	Nine Months Ended September 30, 2010
	From Available-
	for-sale	Equity	Gain (Loss) on Cash
	Financial Assets	Method Investments	Flow Hedges	Total
Balance, beginning of period	$424,128	$29,493	$—	$453,621
Recognized directly in shareholders’ equity	242,902	8,895	(434)	251,363
Removed from shareholders’ equity and recognized in earnings	(186,315)	—	—	(186,315)

Balance, end of period	$480,715	$38,388	$(434)	$518,669

	Nine Months Ended September 30, 2009
	From Available-
	for-sale Financial	Equity	Gain (Loss) on Cash
	Assets	Method Investments	Flow Hedges	Total
Balance, beginning of period	$(198,413)	$(88,929)	$—	$(287,342)
Recognized directly in shareholders’ equity	418,581	95,757	—	514,338
Removed from shareholders’ equity and recognized in earnings	267,425	—	—	267,425

Balance, end of period	$487,593	$6,828	$—	$494,421

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stock; therefore, the fluctuations in market interest rates and market price will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. A portion of the short-term loans and the long-term bank loans were floating-rate loans. Therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.
g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. Information about outstanding interest rate swap contract consisted of the following:

		Fair Value	Expected	Expected Timing for the
	Hedging Financial	September 30,	Cash Flow	Recognition of Gains
Hedged Item	Instrument	2010	Generated Period	or Losses from Hedge
Long-term bank loans	Interest rate swap contract	$(1,065)	2010 to 2012	2010 to 2012
26. RELATED PARTY TRANSACTIONS
Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)
b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC.

c.	Others:

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2010		2009
	Amount	%	Amount	%
For the nine months ended September 30

Sales
VIS	$190,016	—	$107,607	—
VisEra	73,030	—	2,725	—
Others	9,089	—	36	—

	$272,135	—	$110,368	—

	2010		2009
	Amount	%	Amount	%
Purchases
VIS	$3,664,124	2	$2,446,687	2
SSMC	3,383,596	2	2,530,044	2

	$7,047,720	4	$4,976,731	4

Manufacturing expenses
VisEra (primarily outsourcing and rent)	$77,695	—	$55,443	—

Research and development expenses
VIS (primarily rent)	$8,730	—	$1,988	—
VisEra	7,198	—	306	—
Others	110	—	—	—

	$16,038	—	$2,294	—

Sales of property, plant and equipment
VIS	$37,011	30	$—	—
VisEra	4,418	4	1,050	15
SSMC	2,401	2	—	—

	$43,830	36	$1,050	15

Purchase of property, plant and equipment
VIS	$15,865	—	$—	—

Non-operating incomes and gains
VIS (primarily technical service income, see Note 29e)	$226,256	2	$179,168	5
SSMC (primarily technical service income, see Note 29d)	145,625	1	98,806	2
Others	—	—	129	—

	$371,881	3	$278,103	7

As of September 30

Other receivables
VIS	$150,589	74	$141,358	77
SSMC	49,752	24	42,588	23
Others	4,324	2	—	—

	$204,665	100	$183,946	100

Payables
VIS	$1,124,109	69	$761,346	73
SSMC	434,236	27	273,184	26
Others	59,284	4	4,952	1

	$1,617,629	100	$1,039,482	100

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was prepaid by the Company and the related expenses were classified under research and development expenses.

The Company leased certain factory building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and classified under manufacturing expenses.
27. PLEDGED OR MORTGAGED ASSETS
The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreement and customs duty guarantee, which were as follows:

	September 30
	2010	2009
Other financial assets	$169,028	$634,287
Property, plant and equipment, net	1,953,613	2,455,643
Other assets	20,000	20,000

	$2,142,641	$3,109,930

28. SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from October 2010 to July 2030 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain office equipment located in the United State, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2010 and 2018 and can be renewed upon expiration.

As of September 30, 2010, future lease payments were as follows:

Year	Amount
2010 (4th quarter)	$146,262
2011	582,240
2012	560,617
2013	531,316
2014	510,605
2015 and thereafter	3,892,061

$6,223,101

29. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of September 30, 2010, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of September 30, 2010 TSMC had a total of US$23,979 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

f.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares on July 5, 2010, representing approximately 7.37% of Semiconductor Manufacturing International Corporation’s total shares outstanding, and recognized settlement income amounting to NT$4,434,364 thousand.
g.	In June 2010, STC.UNM, the technology transfer arm of the University of New Mexico, filed a complaint in the US International Trade Commission (US ITC) accusing TSMC and one other company of allegedly infringing a single US patent. The US ITC has initiated an investigation in July 2010. The outcome of this investigation cannot be determined at this time.

h.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$7,235,592 thousand and NT$8,398,125 thousand as of September 30, 2010 and 2009, respectively, which is included in other long-term payables.

i.	Amounts available under unused letters of credit as of September 30, 2010 were NT$112,443 thousand.
30. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 6 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investment: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 8 attached.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				September 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—		$1,036,502	N/A		$1,036,502
	Taiwan Power Company	—	Held-to-maturity financial assets	—		1,730,004	N/A		1,744,264
	Formosa Petrochemical Corporation	—	"	—		1,639,288	N/A		1,653,850
	China Steel Corporation	—	"	—		1,508,598	N/A		1,521,155
	Nan Ya Plastics Corporation	—	"	—		1,303,204	N/A		1,345,262
	Formosa Plastics Corporation	—	"	—		576,062	N/A		583,792
	CPC Corporation, Taiwan	—	"	—		499,986	N/A		499,971

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493		4,048,549	7		4,048,549
	TSMC Global	Subsidiary	Investments accounted for using equity method	1		44,892,711	100		44,892,711
	TSMC Partners	Subsidiary	"	988,268		33,943,317	100		33,943,317
	VIS	Investee accounted for using equity method	"	628,223		9,424,817	38		8,606,662
	SSMC	Investee accounted for using equity method	"	314		6,890,171	39		6,462,772
	Motech	Investee accounted for using equity method	"	76,069		6,533,432	20		4,382,382
	TSMC North America	Subsidiary	"	11,000		2,827,009	100		2,827,009
	Xintec	Investee with a controlling financial interest	"	93,081		1,618,701	41		1,599,842
	GUC	Investee with a controlling financial interest	"	46,688		1,061,303	35		5,182,352
	TSMC Europe	Subsidiary	"	—		182,022	100		182,022
	TSMC Japan	Subsidiary	"	6		150,896	100		150,896
	TSMC Solar Europe	Subsidiary	"	—		25,638	100		25,638
	TSMC Solar NA	Subsidiary	"	1		24,717	100		24,717
	TSMC Korea	Subsidiary	"	80		20,559	100		20,559
	TSMC Lighting NA	Subsidiary	"	1		3,133	100		3,133
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		308,603
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	"	10,500		105,000	7		358,047
	W.K. Technology Fund IV	—	"	4,000		40,000	2		42,945

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		103,992	12		103,992
	Crimson Asia Capital	—	"	—		55,259	1		55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—		3,654,158	100		3,662,459
	VTAF III	Subsidiary	"	—		2,852,802	99		2,833,933
	VTAF II	Subsidiary	"	—		1,093,417	98		1,087,647
	Emerging Alliance	Subsidiary	"	—		320,426	99		320,426

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,350	N/A	US$	21,303
	General Elec Cap Corp. Mtn	—	"	—	US$	20,161	N/A	US$	21,546
(Continued)

				September 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	386,744	100	US$	386,744
	VisEra Holding Company	Investee accounted for using equity method	"	43,000	US$	77,292	49	US$	77,292
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	"	7,680	US$	24,529	97	US$	24,529
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	"	21,415	US$	17,413	97	US$	17,413
	TSMC Technology	Subsidiary	"	1	US$	9,677	100	US$	9,677
	TSMC Canada	Subsidiary	"	2,300	US$	3,543	100	US$	3,543
	Mcube Inc.	Investee accounted for using equity method	"	5,333		—	70		—

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000	US$	214	10	US$	214

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,245	N/A	US$	21,546
	JP Morgan Chase & Co.	—	"	—	US$	15,000	N/A	US$	15,068

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	200,265	100	US$	200,265

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	"	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Axiom Microdevices, Inc.	—	"	1,000	US$	13	1	US$	13
	Next IO, Inc.	—	"	800	US$	500	1	US$	500
	Optichron, Inc.	—	"	1,276	US$	1,145	2	US$	1,145
	Pixim, Inc.	—	"	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	"	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Leadtrend	—	Available-for-sale financial assets	854	US$	3,747	2	US$	3,747
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	"	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	"	1,806	US$	2,607	9	US$	2,607

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	"	3,974	US$	3,816	3	US$	3,816
	Audience, Inc.	—	"	12,378	US$	2,378	3	US$	2,378
	Beceem Communications	—	"	797	US$	1,701	1	US$	1,701
	Impinj, Inc.	—	"	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	"	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	"	2,847	US$	2,825	4	US$	2,825
	Pixim, Inc.	—	"	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	"	7,027	US$	3,383	19	US$	3,383
(Continued)

				September 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	QST Holdings, LLC	—	Financial assets carried at cost	—	US$	593	13	US$	593
	Xceive	—	"	4,210	US$	1,554	3	US$	1,554

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	9,180	US$	1,461	59	US$	1,461
	Aiconn Technology Corporation	Investee accounted for using equity method	"	5,623	US$	682	43	US$	682

	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$	1,408	20	US$	1,408
	BridgeLux, Inc.	—	"	6,113	US$	7,781	4	US$	7,781
	Exclara, Inc.	—	"	21,587	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	"	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	"	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	"	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	"	3,283	US$	4,608	6	US$	4,608
	Powervation, Ltd.	—	"	310	US$	4,678	16	US$	4,678
	Quellan, Inc.	—	"	3,106	US$	369	N/A	US$	369
	Silicon Technical Services, LLC	—	"	1,055	US$	1,208	—	US$	1,208
	Stion Corp.	—	"	7,347	US$	50,000	23	US$	50,000
	Tilera, Inc.	—	"	3,222	US$	2,781	2	US$	2,781
	Validity Sensors, Inc.	—	"	9,340	US$	3,456	4	US$	3,456

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	829	100	US$	829
	VTA Holdings	Subsidiary	"	—		—	62		—

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$	762	1	US$	762
	Staccato	—	"	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	4,838	US$	18,496	7	US$	18,496
	Memsic, Inc.	—	"	1,286	US$	3,060	5	US$	3,060
	Capella Microsystems (Taiwan), Inc.	—	"	372	US$	2,108	1	US$	2,108

	Preferred stock
	IP Unity, Inc.	—	Financial assets carried at cost	1,008	US$	290	1	US$	290
	Sonics, Inc.	—	"	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	2,552	5	US$	2,552
	Capella Microsystems (Taiwan), Inc.	—	"	374	US$	2,118	1	US$	2,118
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	15	US$	3,664
	Sonics, Inc.	—	"	278	US$	10	3	US$	10
	EON Technology, Corp.	—	"	409	US$	113	1	US$	113
	Goyatek Technology, Corp.	—	"	932	US$	545	6	US$	545
	Auden Technology MFG. Co., Ltd.	—	"	1,049	US$	223	3	US$	223

	Preferred stock
	FangTek, Inc.	—	Financial assets carried at cost	1,032	US$	686	6	US$	686
	Sonics, Inc.	—	"	264	US$	456	3	US$	456
(Continued)

				September 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		$59,576	100		$59,576
	GUC-Japan	Subsidiary	"	1		14,969	100		14,969
	GUC-BVI	Subsidiary	"	550		9,370	100		9,370
	GUC-Europe	Subsidiary	"	—		4,432	100		4,432

GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	—		7,969	100		7,969

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Corporate bond
	African Development Bank	—	Available-for-sale financial assets	2,600	US$	2,618	N/A	US$	2,618
	Allstate Life Gbl Fdg Secd	—	"	4,430	US$	4,896	N/A	US$	4,896
	Alltel Corp.	—	"	100	US$	110	N/A	US$	110
	American Honda Fin Corp. Mtn	—	"	4,000	US$	3,995	N/A	US$	3,995
	Anz National Intl Ltd.	—	"	3,500	US$	3,549	N/A	US$	3,549
	Asian Development Bank	—	"	2,500	US$	2,499	N/A	US$	2,499
	Astrazeneca Plc	—	"	3,150	US$	3,432	N/A	US$	3,432
	AT+T Wireless	—	"	3,500	US$	3,888	N/A	US$	3,888
	Australia + New Zealand Bkg	—	"	2,000	US$	2,061	N/A	US$	2,061
	Banco Bilbao Vizcaya P R	—	"	3,250	US$	3,249	N/A	US$	3,249
	Bank New York Inc.	—	"	1,615	US$	1,609	N/A	US$	1,609
	Bank New York Inc. Medium	—	"	2,100	US$	2,278	N/A	US$	2,278
	Bank of America	—	"	1,900	US$	2,026	N/A	US$	2,026
	Bank of America Corp.	—	"	2,100	US$	2,167	N/A	US$	2,167
	Bank of New York Mellon	—	"	2,200	US$	2,206	N/A	US$	2,206
	Bank of Nova Scotia	—	"	5,000	US$	4,991	N/A	US$	4,991
	Bank of Scotland Plc	—	"	4,000	US$	3,998	N/A	US$	3,998
	Barclays Bank Plc	—	"	12,000	US$	11,996	N/A	US$	11,996
	Barclays Bank Plc NY	—	"	400	US$	400	N/A	US$	400
	Barclays Bank Plc NY	—	"	5,000	US$	4,999	N/A	US$	4,999
	Bbva US Senior SA Uniper	—	"	2,645	US$	2,631	N/A	US$	2,631
	Bear Stearns Cos Inc.	—	"	2,200	US$	2,195	N/A	US$	2,195
	Bear Stearns Cos Inc.	—	"	3,500	US$	3,524	N/A	US$	3,524
	Bear Stearns Cos Inc. Med Term	—	"	2,400	US$	2,653	N/A	US$	2,653
	Berkshire Hathaway Inc. Del	—	"	3,500	US$	3,517	N/A	US$	3,517
	Bhp Billiton Fin USA Ltd.	—	"	2,000	US$	2,118	N/A	US$	2,118
	Bk Tokyo Mitsubishi Ufj	—	"	2,000	US$	2,062	N/A	US$	2,062
	Bmw US Capital LLC	—	"	1,600	US$	1,602	N/A	US$	1,602
	Bnp Paribas SA	—	"	3,810	US$	3,848	N/A	US$	3,848
	Boeing Cap Corp.	—	"	2,925	US$	3,238	N/A	US$	3,238
	Boeing Co.	—	"	450	US$	459	N/A	US$	459
	Bp Captial Markets Plc	—	"	3,900	US$	3,976	N/A	US$	3,976
	Cello Part/Veri Wirelss	—	"	3,000	US$	3,050	N/A	US$	3,050
	Cie Financement Foncier	—	"	200	US$	200	N/A	US$	200
	Cie Financement Foncier	—	"	4,000	US$	4,016	N/A	US$	4,016
	Citigroup Funding Inc.	—	"	16,000	US$	16,404	N/A	US$	16,404
	Citigroup Inc.	—	"	1,400	US$	1,376	N/A	US$	1,376
	Citigroup Inc.	—	"	800	US$	806	N/A	US$	806
	Citigroup Inc.	—	"	400	US$	429	N/A	US$	429
	Citigroup Inc.	—	"	5,000	US$	5,524	N/A	US$	5,524
	Commonwealth Bank Aust	—	"	2,800	US$	2,794	N/A	US$	2,794
(Continued)

				September 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Countrywide Finl Corp.	—	Available-for-sale financial assets	4,000	US$	4,249	N/A	US$	4,249
	Credit Suisse First Boston USA	—	"	2,150	US$	2,275	N/A	US$	2,275
	Credit Suisse New York	—	"	3,945	US$	4,103	N/A	US$	4,103
	Deutsche Bank AG NY	—	"	2,500	US$	2,492	N/A	US$	2,492
	Dexia Credit Local	—	"	6,000	US$	5,970	N/A	US$	5,970
	Dexia Credit Local	—	"	4,000	US$	3,983	N/A	US$	3,983
	Dexia Credit Local S.A	—	"	4,000	US$	3,991	N/A	US$	3,991
	Dexia Credit Local SA NY	—	"	5,000	US$	4,982	N/A	US$	4,982
	Du Pont E I De Nemours + Co.	—	"	2,475	US$	2,707	N/A	US$	2,707
	Finance for Danish Ind	—	"	3,800	US$	3,799	N/A	US$	3,799
	General Elec Cap Corp.	—	"	1,000	US$	995	N/A	US$	995
	General Elec Cap Corp.	—	"	7,000	US$	7,004	N/A	US$	7,004
	General Elec Cap Corp.	—	"	1,000	US$	1,003	N/A	US$	1,003
	General Elec Cap Corp.	—	"	4,000	US$	4,127	N/A	US$	4,127
	General Electric Capital Corp.	—	"	2,000	US$	1,971	N/A	US$	1,971
	Georgia Pwr Co.	—	"	6,000	US$	6,018	N/A	US$	6,018
	Goldman Sachs Group Inc.	—	"	2,000	US$	1,946	N/A	US$	1,946
	Groupe Bpce	—	"	1,000	US$	999	N/A	US$	999
	Hewlett Packard Co.	—	"	3,000	US$	3,001	N/A	US$	3,001
	Hewlett Packard Co.	—	"	2,030	US$	2,027	N/A	US$	2,027
	Hewlett Packard Co.	—	"	1,365	US$	1,383	N/A	US$	1,383
	Household Fin Corp.	—	"	4,330	US$	4,736	N/A	US$	4,736
	HSBC Bank Plc	—	"	3,400	US$	3,413	N/A	US$	3,413
	HSBC Fin Corp.	—	"	2,315	US$	2,296	N/A	US$	2,296
	HSBC Fin Corp.	—	"	2,900	US$	3,082	N/A	US$	3,082
	Hutchison Whampoa Intl	—	"	1,750	US$	1,761	N/A	US$	1,761
	IBM Corp.	—	"	2,300	US$	2,303	N/A	US$	2,303
	IBM Corp.	—	"	6,800	US$	6,823	N/A	US$	6,823
	Intl Bk Recon + Develop	—	"	5,000	US$	5,006	N/A	US$	5,006
	Intl Bk Recon + Develop	—	"	2,000	US$	2,059	N/A	US$	2,059
	John Deer Capital Corp. Fdic GT	—	"	3,500	US$	3,638	N/A	US$	3,638
	JP Morgan Chase + Co.	—	"	2,500	US$	2,516	N/A	US$	2,516
	JP Morgan Chase + Co.	—	"	5,000	US$	5,019	N/A	US$	5,019
	Kfw Medium Term Nts Book Entry	—	"	1,950	US$	1,951	N/A	US$	1,951
	Kreditanstalt Fur Wiederaufbau	—	"	650	US$	669	N/A	US$	669
	Lloyds Tsb Bank Plc Ser 144A	—	"	4,850	US$	4,864	N/A	US$	4,864
	Lloyds Tsb Bank Plc Ser 144A	—	"	5,950	US$	6,016	N/A	US$	6,016
	Macquarie Bk Ltd. Sr	—	"	3,900	US$	3,999	N/A	US$	3,999
	Massmutual Global Fdg II Mediu	—	"	4,000	US$	3,951	N/A	US$	3,951
	Mellon Fdg Corp.	—	"	3,500	US$	3,447	N/A	US$	3,447
	Merck + Co. Inc.	—	"	4,000	US$	4,046	N/A	US$	4,046
	Merck + Co. Inc.	—	"	2,000	US$	2,098	N/A	US$	2,098
	Merrill Lynch + Co. Inc.	—	"	4,691	US$	4,620	N/A	US$	4,620
	Met Life Glob Funding I	—	"	500	US$	509	N/A	US$	509
	Metlife Inc.	—	"	2,000	US$	2,015	N/A	US$	2,015
	Metlife Inc.	—	"	6,500	US$	6,548	N/A	US$	6,548
	Metropolitan Life Global Fdg	—	"	750	US$	751	N/A	US$	751
	Metropolitan Life Global Fdg I	—	"	3,340	US$	3,343	N/A	US$	3,343
	Microsoft Corp.	—	"	2,500	US$	2,504	N/A	US$	2,504
	Monumental Global Fdg III	—	"	750	US$	727	N/A	US$	727
	Morgan Stanley	—	"	1,000	US$	1,019	N/A	US$	1,019
	Morgan Stanley Dean Witter	—	"	8,000	US$	8,603	N/A	US$	8,603
	Morgan Stanley for Equity	—	"	2,000	US$	1,968	N/A	US$	1,968
	National Australia Bank	—	"	1,000	US$	1,021	N/A	US$	1,021
(Continued)

				September 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	New York Life Global Fdg	—	Available-for-sale financial assets	2,000	US$	2,051	N/A	US$	2,051
	Nordea Bank Fld Plc	—	"	2,250	US$	2,246	N/A	US$	2,246
	Occidental Pete Corp.	—	"	3,200	US$	3,764	N/A	US$	3,764
	Oesterreichische Kontrollbank	—	"	2,000	US$	2,000	N/A	US$	2,000
	Ontario (Province of)	—	"	2,000	US$	2,049	N/A	US$	2,049
	Pepsico Inc.	—	"	3,000	US$	3,002	N/A	US$	3,002
	Pnc Funding Corp.	—	"	2,000	US$	1,993	N/A	US$	1,993
	Pricoa Global Fdg I Med Term	—	"	1,750	US$	1,719	N/A	US$	1,719
	Pricoa Global Funding 1	—	"	1,200	US$	1,192	N/A	US$	1,192
	Princoa Global Fdg I Medium	—	"	5,050	US$	5,005	N/A	US$	5,005
	Rabobank Nederland	—	"	5,000	US$	5,000	N/A	US$	5,000
	Regions Bank Fdic Gtd Tlgp	—	"	1,700	US$	1,755	N/A	US$	1,755
	Royal Bk of Scotland Plc	—	"	4,000	US$	3,997	N/A	US$	3,997
	Royal Bk of Scotland Plc	—	"	5,000	US$	5,054	N/A	US$	5,054
	Royal Bk Scotland Plc	—	"	2,550	US$	2,602	N/A	US$	2,602
	Royal Bk Scotlnd Grp Plc 144A	—	"	9,450	US$	9,504	N/A	US$	9,504
	Shell International Fin	—	"	4,515	US$	4,535	N/A	US$	4,535
	Shell International Fin	—	"	1,200	US$	1,211	N/A	US$	1,211
	Shell International Fin	—	"	2,000	US$	2,047	N/A	US$	2,047
	Sovereign Bancorp Fdic Gtd Tlg	—	"	2,200	US$	2,273	N/A	US$	2,273
	State Str Corp.	—	"	6,420	US$	6,417	N/A	US$	6,417
	Sun Life Finl Global	—	"	4,400	US$	4,277	N/A	US$	4,277
	Sun Life Finl Global Fdg II Lp	—	"	1,500	US$	1,489	N/A	US$	1,489
	Suncorp Metway Ltd.	—	"	2,000	US$	2,001	N/A	US$	2,001
	Suncorp Metway Ltd.	—	"	8,800	US$	9,011	N/A	US$	9,011
	Svenska Handelsbanken AB	—	"	2,200	US$	2,263	N/A	US$	2,263
	Swedbank AB	—	"	2,000	US$	1,995	N/A	US$	1,995
	Swedbank Foreningssparbanken A	—	"	1,500	US$	1,542	N/A	US$	1,542
	Teva Pharma Fin III LLC	—	"	4,000	US$	4,015	N/A	US$	4,015
	Tiaa Global Mkts Inc. Mtn	—	"	1,500	US$	1,651	N/A	US$	1,651
	Ubs Ag Stamford CT	—	"	800	US$	806	N/A	US$	806
	US Central Federal Cred	—	"	10,200	US$	10,287	N/A	US$	10,287
	US Central Federal Cred	—	"	4,000	US$	4,103	N/A	US$	4,103
	Verizon Communications Inc.	—	"	1,500	US$	1,655	N/A	US$	1,655
	Wachovia Corp. New	—	"	1,400	US$	1,394	N/A	US$	1,394
	Wal Mart Stores Inc.	—	"	3,770	US$	4,393	N/A	US$	4,393
	Wells Fargo + Company	—	"	2,000	US$	2,010	N/A	US$	2,010
	Westfield Cap Corp. Ltd.	—	"	500	US$	502	N/A	US$	502
	Westpac Banking Corp.	—	"	2,100	US$	2,110	N/A	US$	2,110
	Westpac Banking Corp.	—	"	4,000	US$	4,006	N/A	US$	4,006
	Westpac Banking Corp.	—	"	2,170	US$	2,173	N/A	US$	2,173
	Wyeth	—	"	3,345	US$	3,703	N/A	US$	3,703
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	20,042
	Commonwealth Bank of Australia	—	"	25,000	US$	25,000	N/A	US$	24,710
	Commonwealth Bank of Australia	—	"	25,000	US$	25,000	N/A	US$	24,929
	JP Morgan Chase + Co.	—	"	35,000	US$	35,084	N/A	US$	35,128
	Nationwide Building Society-UK Government Guarantee	—	"	8,000	US$	8,000	N/A	US$	7,993
	Westpac Banking Corp.	—	"	25,000	US$	25,000	N/A	US$	24,526
	Westpac Banking Corp. 12/12 Frn	—	"	5,000	US$	5,000	N/A	US$	5,006

	Agency bond
	Fannie Mae	—	Available-for-sale financial assets	8,765	US$	8,761	N/A	US$	8,761
	Fannie Mae	—	"	16,104	US$	16,099	N/A	US$	16,099
(Continued)

				September 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Fannie Mae	—	Available-for-sale financial assets	4,600	US$	4,602	N/A	US$	4,602
	Fannie Mae	—	"	4,000	US$	4,004	N/A	US$	4,004
	Fannie Mae	—	"	4,000	US$	4,015	N/A	US$	4,015
	Fannie Mae	—	"	5,900	US$	5,942	N/A	US$	5,942
	Fed Hm Ln Pc Pool 1b2830	—	"	1,944	US$	2,047	N/A	US$	2,047
	Fed Hm Ln Pc Pool 1g0115	—	"	2,236	US$	2,318	N/A	US$	2,318
	Fed Hm Ln Pc Pool 1k1210	—	"	1,584	US$	1,647	N/A	US$	1,647
	Fed Hm Ln Pc Pool 780741	—	"	1,898	US$	1,984	N/A	US$	1,984
	Federal Farm Credit Bank	—	"	4,000	US$	3,993	N/A	US$	3,993
	Federal Farm Credit Bank	—	"	5,000	US$	5,022	N/A	US$	5,022
	Federal Farm Credit Bank	—	"	5,000	US$	5,028	N/A	US$	5,028
	Federal Home Ln Bks	—	"	5,000	US$	5,073	N/A	US$	5,073
	Federal Home Ln Mtg Assn	—	"	4,634	US$	4,710	N/A	US$	4,710
	Federal Home Ln Mtg Corp.	—	"	4,085	US$	4,078	N/A	US$	4,078
	Federal Home Ln Mtg Corp.	—	"	1,659	US$	1,730	N/A	US$	1,730
	Federal Home Ln Mtg Corp.	—	"	3,024	US$	3,175	N/A	US$	3,175
	Federal Home Ln Mtg Corp.	—	"	2,381	US$	2,448	N/A	US$	2,448
	Federal Home Ln Mtg Corp.	—	"	2,004	US$	2,082	N/A	US$	2,082
	Federal Home Ln Mtg Corp.	—	"	922	US$	930	N/A	US$	930
	Federal Home Ln Mtg Corp.	—	"	848	US$	854	N/A	US$	854
	Federal Home Ln Mtg Corp.	—	"	1,607	US$	1,665	N/A	US$	1,665
	Federal Home Ln Mtg Corp.	—	"	3,444	US$	3,604	N/A	US$	3,604
	Federal Home Ln Mtg Corp.	—	"	3,279	US$	3,362	N/A	US$	3,362
	Federal Home Ln Mtg Corp. Multi	—	"	1,154	US$	1,157	N/A	US$	1,157
	Federal Home Loan Bank	—	"	10,000	US$	9,998	N/A	US$	9,998
	Federal Home Loan Bank	—	"	5,000	US$	5,011	N/A	US$	5,011
	Federal Home Loan Bank	—	"	8,000	US$	7,996	N/A	US$	7,996
	Federal Home Loan Bank	—	"	8,400	US$	8,393	N/A	US$	8,393
	Federal Home Loan Bank	—	"	1,400	US$	1,398	N/A	US$	1,398
	Federal Home Loan Bank	—	"	6,800	US$	6,823	N/A	US$	6,823
	Federal Home Loan Bank	—	"	8,000	US$	8,050	N/A	US$	8,050
	Federal Home Loan Bank	—	"	3,000	US$	3,002	N/A	US$	3,002
	Federal Home Loan Bank	—	"	5,000	US$	4,998	N/A	US$	4,998
	Federal Home Loan Mtg Corp.	—	"	5,638	US$	5,616	N/A	US$	5,616
	Federal Home Loan Mtg Corp.	—	"	259	US$	260	N/A	US$	260
	Federal Home Loan Mtg Corp.	—	"	1,226	US$	1,241	N/A	US$	1,241
	Federal National Mort Assoc	—	"	922	US$	933	N/A	US$	933
	Federal National Mort Assoc	—	"	97	US$	97	N/A	US$	97
	Federal Natl Mtg Assn	—	"	1,694	US$	1,705	N/A	US$	1,705
	Federal Natl Mtg Assn Gtd	—	"	2,578	US$	2,661	N/A	US$	2,661
	Federal Natl Mtg Assn Gtd Remi	—	"	2,202	US$	2,283	N/A	US$	2,283
	Federal Natl Mtg Assn Gtd Remi	—	"	1,027	US$	1,036	N/A	US$	1,036
	Federal Natl Mtg Assn Mtn	—	"	1,799	US$	1,840	N/A	US$	1,840
	Federal Natl Mtg Assn Remic	—	"	1,486	US$	1,513	N/A	US$	1,513
	Federal Natl Mtge Assn	—	"	1,610	US$	1,705	N/A	US$	1,705
	Fhr 2647 Pb	—	"	3,787	US$	3,872	N/A	US$	3,872
	Fhr 3087 Jb	—	"	1,787	US$	1,866	N/A	US$	1,866
	Fhr 3184 Fa	—	"	4,314	US$	4,305	N/A	US$	4,305
	Fnma Pool 745131	—	"	1,752	US$	1,819	N/A	US$	1,819
	Fnma Pool 745688	—	"	1,514	US$	1,589	N/A	US$	1,589
	Fnma Pool 790772	—	"	1,215	US$	1,256	N/A	US$	1,256
	Fnma Pool 819649	—	"	1,878	US$	1,966	N/A	US$	1,966
	Fnma Pool 829989	—	"	1,637	US$	1,718	N/A	US$	1,718
	Fnma Pool 846233	—	"	1,730	US$	1,803	N/A	US$	1,803
(Continued)

				September 30, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Fnma Pool 870884	—	Available-for-sale financial assets	1,716	US$	1,796	N/A	US$	1,796
	Fnma Pool 879908	—	"	1,486	US$	1,561	N/A	US$	1,561
	Fnma Tba Oct 30 Single Fam	—	"	14,200	US$	14,786	N/A	US$	14,786
	Fnr 2005 47 HA	—	"	2,065	US$	2,168	N/A	US$	2,168
	Fnr 2006 60 CO	—	"	3,705	US$	3,689	N/A	US$	3,689
	Fnr 2006 60 CO	—	"	1,510	US$	1,536	N/A	US$	1,536
	Fnr 2009 70 NT	—	"	2,074	US$	2,185	N/A	US$	2,185
	Freddie Mac	—	"	10,420	US$	10,409	N/A	US$	10,409
	Freddie Mac	—	"	4,500	US$	4,495	N/A	US$	4,495
	Freddie Mac	—	"	4,500	US$	4,511	N/A	US$	4,511
	Freddie Mac	—	"	5,750	US$	5,785	N/A	US$	5,785
	Freddie Mac	—	"	7,855	US$	7,873	N/A	US$	7,873
	Freddie Mac	—	"	4,300	US$	4,324	N/A	US$	4,324
	Freddie Mac	—	"	4,010	US$	4,027	N/A	US$	4,027
	Gnma II Pool 082431	—	"	1,934	US$	1,991	N/A	US$	1,991
	Gnr 2008 9 SA	—	"	2,442	US$	2,451	N/A	US$	2,451
	Gnr 2009 45 AB	—	"	5,309	US$	5,476	N/A	US$	5,476

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	44,700	US$	45,336	N/A	US$	45,336
	US Treasury N/B	—	"	1,660	US$	1,691	N/A	US$	1,691
	Wi Treasury Sec	—	"	5,000	US$	5,016	N/A	US$	5,016
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,026

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	1,838	US$	1,838	N/A	US$	1,838
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities	Financial Statement	Counter-	Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Type and Name	Account	party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
TSMC	Stock
	Motech	Investments accounted for using equity method	—	Investee accounted for using equity method	—		$—	75,316		$6,228,661	—		$—		$—		$—	76,069		$6,533,432

	Capital
	VTAF III	Investments accounted for using equity method	—	Investee accounted for using equity method	—		1,309,615	—		1,786,701	—		—		—		—	—		2,852,802

VTAF III	Preferred stock
	Stion Corp.	Financial assets carried at cost	—	—	—		—	7,347	US$	50,000	—		—		—		—	7,347	US$	50,000

GUC	Open-end mutual fund
	Jih Sun Bond Fund	Available-for-sale financial assets	Jih Sun Investment Trust Co., Ltd.	—	5,668		80,008	7,072		100,000	12,740		180,192		180,000		192	—		—
	PCA Well Pool Fund	"	PCA Securities Investment Trust Co., Ltd.	—	—		—	7,692		100,000	7,692		100,075		100,000		75	—		—

TSMC Global	Corporate bond
	Allstate Life Gbl Fdg Secd	Available-for-sale financial assets	—	—	—		—	4,430	US$	4,834	—		—		—		—	4,430	US$	4,896
	American Honda Fin Corp. Mtn	"	—	—	—		—	4,000	US$	3,985	—		—		—		—	4,000	US$	3,995
	Anz National Intl Ltd.	"	—	—	—		—	3,500	US$	3,515	—		—		—		—	3,500	US$	3,549
	AT+T Wireless	"	—	—	—		—	3,500	US$	3,979	—		—		—		—	3,500	US$	3,888
	Bank of America	"	—	—	—		—	2,900	US$	3,121	1,000	US$	1,077	US$	1,076	US$	1	1,900	US$	2,026
	Bank of America Corp. Fdic Gtd	"	—	—	—		—	3,400	US$	3,548	3,400	US$	3,539	US$	3,548	US$	(9)	—		—
	Bank of Nova Scotia	"	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,991
	Bank of Scotland Plc	"	—	—	—		—	4,000	US$	3,984	—		—		—		—	4,000	US$	3,998
	Barclays Bank Plc	"	—	—	—		—	12,000	US$	12,035	—		—		—		—	12,000	US$	11,996
	Barclays Bank Plc NY	"	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,999
	Bbva US Senior SA Uniper	"	—	—	—		—	4,745	US$	4,744	2,100	US$	2,084	US$	2,100	US$	(16)	2,645	US$	2,631
	Berkshire Hathaway Inc. Del	"	—	—	—		—	3,500	US$	3,500	—		—		—		—	3,500	US$	3,517
	Boeing Cap Corp.	"	—	—	—		—	2,925	US$	3,235	—		—		—		—	2,925	US$	3,238
	Bp Capital Markets Plc	"	—	—	—		—	3,900	US$	3,969	—		—		—		—	3,900	US$	3,976
	Cie Financement Foncier	"	—	—	—		—	4,000	US$	4,029	—		—		—		—	4,000	US$	4,016
	Citibank NA	"	—	—	—		—	4,020	US$	4,021	4,020	US$	4,016	US$	4,021	US$	(5)	—		—
	Citibank NA	"	—	—	5,000	US$	4,996	—		—	5,000	US$	5,023	US$	4,995	US$	28	—		—
	Citibank NA	"	—	—	—		—	10,000	US$	10,094	10,000	US$	10,104	US$	10,094	US$	10	—		—
	Citigroup Funding Inc.	"	—	—	—		—	16,000	US$	16,262	—		—		—		—	16,000	US$	16,404
	Citigroup Inc.	"	—	—	—		—	4,165	US$	4,167	4,165	US$	4,167	US$	4,167		—	—		—
	Citigroup Inc.	"	—	—	—		—	4,800	US$	4,768	4,800	US$	4,761	US$	4,768	US$	(7)	—		—
	Citigroup Inc.	"	—	—	—		—	5,000	US$	5,360	—		—		—		—	5,000	US$	5,524
	Countrywide Finl Corp.	"	—	—	—		—	4,000	US$	4,291	—		—		—		—	4,000	US$	4,249
	Dexia Credit Local	"	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	5,970
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
								Shares/Units				Amount		Carrying Value		Gain (Loss) or
					Shares/Units	Amount		(In Thousands)	Amount		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	(In Thousands)	(US$ in Thousands)		(Note 1)	(US$ in Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Dexia Credit Local	Available-for-sale financial assets	—	—	—	US$	—	4,000	US$	4,000	—	US$	—	US$	—	US$	—	4,000	US$	3,983
	Dexia Credit Local S.A	"	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	3,991
	Dexia Credit Local SA NY	"	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,982
	General Elec Cap Corp.	"	—	—	—		—	4,000	US$	4,117	—		—		—		—	4,000	US$	4,127
	Georgia Pwr Co.	"	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	6,018
	Goldman Sachs Group Incser 2	"	—	—	3,000	US$	3,012	—		—	3,000	US$	3,012	US$	3,016	US$	(4)	—		—
	Household Fin Corp.	"	—	—	—		—	4,330	US$	4,781	—		—		—		—	4,330	US$	4,736
	HSBC Bank Plc	"	—	—	—		—	3,400	US$	3,407	—		—		—		—	3,400	US$	3,413
	HSBC Fin Corp.	"	—	—	—		—	2,900	US$	3,142	—		—		—		—	2,900	US$	3,082
	IBM Corp.	"	—	—	1,800	US$	1,796	4,300	US$	4,302	3,800	US$	3,804	US$	3,801	US$	3	2,300	US$	2,303
	IBM Corp.	"	—	—	3,000	US$	3,027	—		—	3,000	US$	3,020	US$	3,029	US$	(9)	—		—
	IBM Corp.	"	—	—	—		—	6,800	US$	6,772	—		—		—		—	6,800	US$	6,823
	Intl Bk Recon + Develop	"	—	—	—		—	5,000	US$	5,014	—		—		—		—	5,000	US$	5,006
	John Deer Capital Corp. Fdic GT	"	—	—	—		—	3,500	US$	3,634	—		—		—		—	3,500	US$	3,638
	JP Morgan Chase + Co.	"	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,019
	JP Morgan Chase + Co. Fdic Gtd Tlg	"	—	—	3,000	US$	3,030	—		—	3,000	US$	3,028	US$	3,030	US$	(2)	—		—
	Landwirtsch Rentenbank	"	—	—	—		—	3,800	US$	3,800	3,800	US$	3,801	US$	3,800	US$	1	—		—
	Lloyds Tsb Bank Plc Ser 144A	"	—	—	—		—	4,850	US$	4,895	—		—		—		—	4,850	US$	4,864
	Macquarie Bk Ltd. Sr	"	—	—	—		—	3,900	US$	3,984	—		—		—		—	3,900	US$	3,999
	Massmutual Global Fdg II Mediu	"	—	—	—		—	4,000	US$	3,926	—		—		—		—	4,000	US$	3,951
	Merck + Co. Inc.	"	—	—	—		—	4,000	US$	4,066	—		—		—		—	4,000	US$	4,046
	Merrill Lynch + Co. Inc.	"	—	—	—		—	4,691	US$	4,603	—		—		—		—	4,691	US$	4,620
	Met Life Glob Funding I	"	—	—	—		—	5,000	US$	5,004	5,000	US$	5,003	US$	5,004	US$	(1)	—		—
	Met Life Glob Funding I	"	—	—	2,100	US$	2,142	2,575	US$	2,623	4,675	US$	4,757	US$	4,755	US$	2	—		—
	Metlife Inc.	"	—	—	—		—	6,500	US$	6,527	—		—		—		—	6,500	US$	6,548
	Morgan Stanley Dean Witter	"	—	—	—		—	8,000	US$	8,796	—		—		—		—	8,000	US$	8,603
	Occidental Pete Corp.	"	—	—	—		—	3,200	US$	3,752	—		—		—		—	3,200	US$	3,764
	Pepsico Inc.	"	—	—	—		—	3,000	US$	3,000	—		—		—		—	3,000	US$	3,002
	Rabobank Nederland	"	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	5,000
	Regions Bank Fdic Gtd Tlgp	"	—	—	—		—	10,000	US$	10,372	8,300	US$	8,599	US$	8,608	US$	(9)	1,700	US$	1,755
	Royal Bk of Scotland Plc	"	—	—	—		—	4,000	US$	4,015	—		—		—		—	4,000	US$	3,997
	Shell International Fin	"	—	—	—		—	4,515	US$	4,528	—		—		—		—	4,515	US$	4,535
	State Str Corp.	"	—	—	1,940	US$	1,920	5,080	US$	5,065	600	US$	597	US$	596	US$	1	6,420	US$	6,417
	State Street Corp.	"	—	—	—		—	5,500	US$	5,585	5,500	US$	5,559	US$	5,585	US$	(26)	—		—
	Sun Life Finl Global	"	—	—	—		—	4,400	US$	4,304	—		—		—		—	4,400	US$	4,277
	Suncorp Metway Ltd.	"	—	—	5,000	US$	5,170	3,800	US$	3,933	—		—		—		—	8,800	US$	9,011
	Teva Pharma Fin III LLC	"	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	4,015
	US Central Federal Cred	"	—	—	4,800	US$	4,799	8,000	US$	8,074	2,600	US$	2,622	US$	2,600	US$	22	10,200	US$	10,287
	US Central Federal Cred	"	—	—	—		—	4,000	US$	4,093	—		—		—		—	4,000	US$	4,103
	Wachovia Corp. New	"	—	—	4,000	US$	4,246	—		—	4,000	US$	4,205	US$	4,239	US$	(34)	—		—
	Wal Mart Stores Inc.	"	—	—	—		—	3,770	US$	4,383	—		—		—		—	3,770	US$	4,393
	Westpac Banking Corp.	"	—	—	—		—	4,000	US$	4,044	—		—		—		—	4,000	US$	4,006
	Wyeth	"	—	—	—		—	3,345	US$	3,699	—		—		—		—	3,345	US$	3,703
	Aust + Nz Banking Group	Held-to-maturity financial assets	—	—	—		—	20,000	US$	20,000	—		—		—		—	20,000	US$	20,000
	Commonwealth Bank of Australia	"	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Commonwealth Bank of Australia	"	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Jpmorgan Chase + Co.	"	—	—	—		—	35,000	US$	35,103	—		—		—		—	35,000	US$	35,084
	Westpac Banking Corp.	"	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	—		—	8,000	US$	7,995	8,000	US$	7,999	US$	7,995	US$	4	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
								Shares/Units				Amount		Carrying Value		Gain (Loss) or
					Shares/Units	Amount		(In Thousands)	Amount		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	(In Thousands)	(US$ in Thousands)		(Note 1)	(US$ in Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Fannie Mae	Available-for-sale financial assets	—	—	—	US$	—	8,765	US$	8,760	—	US$	—	US$	—	US$	—	8,765	US$	8,761
	Fannie Mae	"	—	—	—		—	16,104	US$	16,097	—		—		—		—	16,104	US$	16,099
	Fannie Mae	"	—	—	—		—	4,600	US$	4,598	—		—		—		—	4,600	US$	4,602
	Fannie Mae	"	—	—	—		—	3,770	US$	3,770	—		—		—		—	—		—
	Fannie Mae	"	—	—	—		—	4,000	US$	4,014	—		—		—		—	—		—
	Fannie Mae	"	—	—	—		—	4,000	US$	4,007	—		—		—		—	4,000	US$	4,004
	Fannie Mae	"	—	—	—		—	4,000	US$	4,011	—		—		—		—	4,000	US$	4,015
	Fannie Mae	"	—	—	—		—	5,900	US$	5,975	—		—		—		—	5,900	US$	5,942
	Federal Farm Credit Bank	"	—	—	—		—	4,020	US$	4,017	4,020	US$	4,023	US$	4,017	US$	6	—		—
	Federal Farm Credit Bank	"	—	—	—		—	4,000	US$	3,995	—		—		—		—	4,000	US$	3,993
	Federal Farm Credit Bank	"	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	5,022
	Federal Farm Credit Bank	"	—	—	—		—	3,100	US$	3,100	3,100	US$	3,100	US$	3,100		—	—		—
	Federal Farm Credit Bank	"	—	—	—		—	5,000	US$	5,049	—		—		—		—	5,000	US$	5,028
	Federal Home Ln Bank	"	—	—	11,000	US$	11,028	—		—	11,000	US$	11,049	US$	11,038	US$	11	—		—
	Federal Home Ln Bks	"	—	—	—		—	5,000	US$	5,098	—		—		—		—	5,000	US$	5,073
	Fed Home Ln Mtg Assn	"	—	—	—		—	4,634	US$	4,726	—		—		—		—	4,634	US$	4,710
	Fed Home Ln Mtg Corp.	"	—	—	1,350	US$	1,352	2,300	US$	2,304	3,650	US$	3,653	US$	3,656	US$	(3)	—		—
	Fed Home Ln Mtg Corp.	"	—	—	—		—	4,289	US$	4,282	4,289	US$	4,292	US$	4,282	US$	10	—		—
	Fed Home Ln Mtg Corp.	"	—	—	—		—	4,717	US$	4,719	—		—		—		—	4,085	US$	4,078
	Fed Home Ln Mtg Corp.	"	—	—	—		—	3,840	US$	4,027	—		—		—		—	3,024	US$	3,175
	Fed Home Ln Mtg Corp.	"	—	—	—		—	3,720	US$	3,953	—		—		—		—	3,444	US$	3,604
	Fed Home Ln Mtg Corp.	"	—	—	—		—	4,121	US$	4,261	—		—		—		—	3,279	US$	3,362
	Fed Home Ln Mtg Corp. Multi	"	—	—	—		—	4,197	US$	4,261	—		—		—		—	1,154	US$	1,157
	Federal Home Loan Bank	"	—	—	—		—	10,000	US$	9,985	—		—		—		—	10,000	US$	9,998
	Federal Home Loan Bank	"	—	—	—		—	8,000	US$	7,996	—		—		—		—	8,000	US$	7,996
	Federal Home Loan Bank	"	—	—	—		—	5,000	US$	4,996	5,000	US$	5,001	US$	4,996	US$	5	—		—
	Federal Home Loan Bank	"	—	—	—		—	4,000	US$	3,999	4,000	US$	3,999	US$	3,999		—	—		—
	Federal Home Loan Bank	"	—	—	10,000	US$	9,987	—		—	10,000	US$	10,007	US$	9,996	US$	11	—		—
	Federal Home Loan Bank	"	—	—	—		—	10,000	US$	9,998	10,000	US$	10,010	US$	9,998	US$	12	—		—
	Federal Home Loan Bank	"	—	—	8,000	US$	7,992	—		—	8,000	US$	8,009	US$	8,002	US$	7	—		—
	Federal Home Loan Bank	"	—	—	—		—	6,050	US$	6,050	6,050	US$	6,060	US$	6,050	US$	10	—		—
	Federal Home Loan Bank	"	—	—	—		—	5,000	US$	5,009	—		—		—		—	5,000	US$	5,011
	Federal Home Loan Bank	"	—	—	—		—	6,800	US$	6,811	—		—		—		—	6,800	US$	6,823
	Federal Home Loan Bank	"	—	—	—		—	8,000	US$	7,990	—		—		—		—	8,000	US$	8,050
	Federal Home Loan Bank	"	—	—	10,000	US$	10,012	—		—	10,000	US$	10,047	US$	10,035	US$	12	—		—
	Federal Home Loan Bank	"	—	—	4,700	US$	4,715	—		—	4,700	US$	4,716	US$	4,723	US$	(7)	—		—
	Federal Home Loan Bank	"	—	—	11,200	US$	11,186	1,500	US$	1,498	4,300	US$	4,294	US$	4,299	US$	(5)	8,400	US$	8,393
	Federal Home Loan Bank	"	—	—	—		—	4,000	US$	4,012	4,000	US$	4,002	US$	4,012	US$	(10)	—		—
	Federal Home Loan Bank	"	—	—	—		—	8,000	US$	8,082	8,000	US$	8,057	US$	8,082	US$	(25)	—		—
	Federal Home Loan Mortg	"	—	—	—		—	8,000	US$	8,193	8,000	US$	8,123	US$	8,192	US$	(69)	—		—
	Federal Home Loan Mtg Corp.	"	—	—	—		—	6,397	US$	6,394	—		—		—		—	5,638	US$	5,616
	Federal Natl Mtg Assn	"	—	—	4,000	US$	4,228	—		—	4,000	US$	4,205	US$	4,261	US$	(56)	—		—
	Federal Natl Mtg Assn	"	—	—	—		—	3,426	US$	3,494	—		—		—		—	1,694	US$	1,705
	Federal Natl Mtg Assn Gtd	"	—	—	—		—	3,343	US$	3,466	—		—		—		—	2,578	US$	2,661
	Fhr 2647 Pb	"	—	—	—		—	4,000	US$	4,149	—		—		—		—	3,787	US$	3,872
	Fhr 3184 Fa	"	—	—	—		—	4,686	US$	4,681	—		—		—		—	4,314	US$	4,305
	Fnma Pool 745131	"	—	—	—		—	3,123	US$	3,261	—		—		—		—	1,752	US$	1,819
	Fnma Pool 995672	"	—	—	—		—	3,000	US$	3,141	3,000	US$	3,134	US$	3,141	US$	(7)	—		—
	Fnma Pool AD9843	"	—	—	—		—	3,252	US$	3,405	3,252	US$	3,397	US$	3,405	US$	(8)	—		—
	Fnma Tba Oct 30 Single Fam	"	—	—	—		—	14,200	US$	14,790	—		—		—		—	14,200	US$	14,786
	Fnr 2006 60 CO	"	—	—	—		—	4,092	US$	4,090	—		—		—		—	3,705	US$	3,689
	Freddie Mac	"	—	—	—		—	10,420	US$	10,412	—		—		—		—	10,420	US$	10,409
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
								Shares/Units				Amount		Carrying Value		Gain (Loss) or
					Shares/Units	Amount		(In Thousands)	Amount		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	(In Thousands)	(US$ in Thousands)		(Note 1)	(US$ in Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
	Freddie Mac	Available-for-sale financial assets	—	—	—	US$	—	8,000	US$	8,002	8,000	US$	7,997	US$	8,001	US$	(4)	—	US$	—
	Freddie Mac	"	—	—	—		—	7,000	US$	6,994	7,000	US$	6,995	US$	6,994	US$	1	—		—
	Freddie Mac	"	—	—	—		—	4,500	US$	4,507	—		—		—		—	4,500	US$	4,511
	Freddie Mac	"	—	—	—		—	5,750	US$	5,771	—		—		—		—	5,750	US$	5,785
	Freddie Mac	"	—	—	—		—	7,855	US$	7,869	—		—		—		—	7,855	US$	7,873
	Freddie Mac	"	—	—	—		—	4,300	US$	4,308	—		—		—		—	4,300	US$	4,324
	Freddie Mac	"	—	—	—		—	4,010	US$	4,024	—		—		—		—	4,010	US$	4,027
	Gnr 2009 45 AB	"	—	—	—		—	7,004	US$	7,305	—		—		—		—	5,309	US$	5,476

	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—			- 24,000	US$	24,116	24,000	US$	24,105	US$	24,116	US$	(11)	—		—
	United States Treas Nts	"	—	—	—		—	45,070	US$	45,309	45,070	US$	45,258	US$	45,309	US$	(51)	—		—
	US Treasury N/B	"	—	—	—		—	43,900	US$	43,832	43,900	US$	44,134	US$	43,831	US$	303	—		—
	US Treasury N/B	"	—	—	—		—	53,000	US$	53,069	53,000	US$	53,316	US$	53,069	US$	247	—		—
	US Treasury N/B	"	—	—	—		—	16,800	US$	16,889	16,800	US$	16,897	US$	16,889	US$	8	—		—
	US Treasury N/B	"	—	—	—		—	49,700	US$	49,742	5,000	US$	5,046	US$	5,003	US$	43	44,700	US$	45,336
	US Treasury N/B	"	—	—	21,400	US$	21,394	—		—	21,400	US$	21,487	US$	21,416	US$	71	—		—
	US Treasury Nts	"	—	—	37,700	US$	39,012	—		—	37,700	US$	38,784	US$	39,346	US$	(562)	—		—
	US Treasury Sec	"	—	—	—		—	8,000	US$	8,040	8,000	US$	8,028	US$	8,040	US$	(12)	—		—
	US Treasury Sec	"	—	—	—		—	10,000	US$	10,040	10,000	US$	10,045	US$	10,040	US$	5	—		—
	Wi Treasury Sec	"	—	—	—		—	4,400	US$	4,380	4,400	US$	4,464	US$	4,380	US$	84	—		—
	Wi Treasury Sec	"	—	—	—		—	5,000	US$	5,009	—		—		—		—	5,000	US$	5,016

	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	8,858	US$	8,858	290,371	US$	290,371	297,391	US$	297,391	US$	297,391		—	1,838	US$	1,838
	Corporate issued note
	Barclays U.S. Fdg LLC	Available-for-sale financial assets	—	—	4,500	US$	4,489	—		—	4,500	US$	4,489	US$	4,489		—	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
TSMC	Fab	January 28, 2010 to										Manufacturing
		September 2, 2010	$802,489	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	purpose	None
	Fab	January 28, 2010 to										Manufacturing
		September 26, 2010	1,217,815	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	purpose	None
	Fab	February 19, 2010 to										Manufacturing
		September 26, 2010	1,540,064	By the construction progress	Da Cin Constructure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	purpose	None
	Fab	February 25, 2010 to										Manufacturing
		September 28, 2010	223,771	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
TSMC	TSMC North America	Subsidiary	Sales	$160,415,902	52	Net 30 days after invoice date	—	—	$24,574,148	47
	GUC	Investee with a controlling financial interest	Sales	1,893,205	1	Net 30 days after monthly closing	—	—	644,287	1
	VIS	Investee accounted for using equity method	Sales	189,984	—	Net 30 days after monthly closing	—	—	—	—
	TSMC China	Subsidiary	Purchases	6,206,526	17	Net 30 days after monthly closing	—	—	(873,981)	7
	WaferTech	Indirect subsidiary	Purchases	5,958,529	17	Net 30 days after monthly closing	—	—	(671,004)	5
	VIS	Investee accounted for using equity method	Purchases	3,643,305	10	Net 30 days after monthly closing	—	—	(1,122,687)	9
	SSMC	Investee accounted for using equity method	Purchases	3,383,596	10	Net 30 days after monthly closing	—	—	(434,236)	3
GUC	TSMC North America	Same parent company	Purchases	589,175	18	Net 30 days after invoice date/net 30 days after monthly closing	—	—	(75,901)	8
Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	1,962,883	63	Net 30 days after monthly closing	—	—	256,872	53

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars)

				Turnover Days	Overdue		Amounts Received in	Allowance for
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note1)	Amounts	Action Taken	Subsequent Period	Bad Debts
TSMC	TSMC North America	Subsidiary	$24,600,032	40	$5,674,665	—	$8,233,250	$—
	GUC	Investee with a controlling financial interest	644,287	71	1,120	—	295,170	—
	TSMC China	Subsidiary	383,334	(Note 2)	—	—	—	—
	VIS	Investee accounted for using equity method	150,589	(Note 2)	366	—	19,644	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	256,872	46	—	—	—	—

Note 1:  The calculation of turnover days excludes other receivables from related parties.
Note 2:  The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of September 30, 2010				Net Income		Earnings
				September 30,		December 31,				Carrying		(Losses) of the		(Losses)
				2010		2009				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (In	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$44,892,711		$405,510	$405,510	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		33,943,317		1,600,796	1,600,796	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	38		9,424,817		1,639,886	321,621	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		6,890,171		2,632,321	873,329	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		—	76,069	20		6,533,432		3,001,229	327,526	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		3,654,158		705,707	695,070	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		3,489,864		1,703,163	—	99		2,852,802		(168,764)	(166,879)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,827,009		165,780	165,780	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,618,701		423,470	154,146	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,166,470		1,093,943	—	98		1,093,417		101,532	99,501	Subsidiary (Note 3)
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,061,303		452,520	158,146	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		971,785		959,044	—	99		320,426		8,981	8,936	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		182,022		34,237	34,237	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		150,896		4,036	4,036	Subsidiary (Note 3)
	TSMC Solar Europe	Amsterdam, the Netherlands	Engaged in investing activities of solar related business		25,350		—	—	100		25,638		—	—	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Engaged in selling and marketing of solar related products		31,330		—	1	100		24,717		(6,733)	(6,733)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		20,559		2,040	2,040	Subsidiary (Note 3)
	TSMC Lighting NA	Delaware, U.S.A.	Engaged in selling and marketing of LED related products		3,133		—	1	100		3,133		—	—	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	386,744	US$	46,357	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	77,292	US$	9,320	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	24,529	US$	2,806	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	21,415	US$	21,415	21,415	97	US$	17,413	US$	2,903	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	9,677	US$	607	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,543	US$	294	Note 2	Subsidiary (Note 3)
(Continued)

				Original Investment Amount				Balance as of September 30, 2010				Net Income		Equity in the
				September 30,		December 31,				Carrying		(Losses) of the		Earnings
				2010		2009				Value		Investee		(Losses) (Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (In	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	70	US$	—	US$	(4,509)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	10	US$	214	US$	(4,509)	Note 2	Investee accounted for using equity method (Note 3)

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	330,000	US$	330,000	293,637	100	US$	200,265	US$	45,832	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,088	US$	3,088	9,180	59	US$	1,461	US$	(1,147)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US$	2,206	US$	1,777	5,623	43	US$	682	US$	(667)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,650	US$	1,550	—	100	US$	829	US$	(94)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	1,234	US$	800	800	100		$59,576		$8,433	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		14,969		980	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US$	550	US$	550	550	100		9,370		(8,020)	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	100	—	100		4,432		(378)	Note 2	Subsidiary (Note 3)

GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US$	500		—	—	100		7,969		(7,983)	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.

Note 3:	Equity in earnings/losses was determined based on the unreviewed financial statements.
(Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

						Accumulated					Accumulated
						Outflow of					Outflow of					Accumulated
						Investment from					Investment from					Inward
						Taiwan as of		Investment Flows			Taiwan as of				Carrying Value	Remittance of
			Total Amount of			January 1, 2010		Outflow		Inflow	September 30,			Equity in the	as of	Earnings as of
Investor	Investee	Main Businesses and	Paid-in Capital		Method of	(US$ in		(US$ in		(US$ in	2010 (US$ in		Percentage of	Earnings	September 30,	September 30,
Company	Company	Products	(Thousand)		Investment	Thousand)		Thousand)		Thousand)	Thousand)		Ownership	(Losses)	2010	2010
TSMC	TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		$12,180,367	(Note 1)	$12,180,367			$—	$—		$12,180,367	100%	$695,070	$3,654,158	$—
			RMB	(3,070,623)		US$	(371,000)				US$	(371,000)		(Note 3)

GUC	GUC-Shanghai	Consulting services in main products		16,160	(Note 2)	—			16,160	—		16,160	100%	(7,983)	7,969	—
			US$	(500)				US$	(500)		US$	(500)		(Note 4)

	Accumulated Investment in Mainland China		Investment Amounts Authorized by
	as of September 30, 2010		Investment Commission, MOEA		Upper Limit on Investment
Investor Company	(US$ in Thousand)		(US$ in Thousand)		(US$ in Thousand)
		$12,180,367		$12,180,367		$12,180,367
TSMC	US$	(371,000)	US$	(371,000)	US$	(371,000)

		16,160		16,160		1,819,784
GUC	US$	(500)	US$	(500)	(Note 5)

Note 1:	TSMC directly invested US$371,000 thousand in TSMC China.

Note 2:	GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.

Note 3:	Amount was recognized based on the reviewed financial statements.

Note 4:	Equity in earnings/losses was determined based on the unreviewed financial statements.

Note 5:	Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A.	For the nine months ended September 30, 2010

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Items	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$160,415,902	—	50%
				Receivables from related parties	24,574,148	—	4%
				Other receivables from related parties	25,884	—	—
				Payables to related parties	48,973	—	—

		TSMC China	1	Sales	2,049	—	—
				Purchases	6,206,526	—	2%
				Marketing expenses — commission	42,140	—	—
				Gain on disposal of property, plant and equipment	38,745	—	—
				Acquisition of property, plant and equipment	66,097	—	—
				Disposal of property, plant and equipment	383,473	—	—
				Technical service income	3,680	—	—
				Other receivables from related parties	383,334	—	—
				Payables to related parties	873,981	—	—
				Deferred debits	20,821	—	—

		TSMC Japan	1	Marketing expenses — commission	196,939	—	—
				Payables to related parties	23,143	—	—

		TSMC Europe	1	Marketing expenses — commission	321,483	—	—
				Research and development expenses	18,989	—	—
				Payables to related parties	44,475	—	—

		TSMC Korea	1	Marketing expenses — commission	14,362	—	—
				Payables to related parties	1,609	—	—

		GUC	1	Sales	1,893,205	—	1%
				Research and development expenses	7,928	—	—
				Receivables from related parties	644,287	—	—
				Payables to related parties	8,601	—	—

		TSMC Technology	1	Research and development expenses	425,892	—	—
				Payables to related parties	84,463	—	—

		WaferTech	1	Sales	7,743	—	—
				Purchases	5,958,529	—	2%
				Gain on disposal of other assets	9,655	—	—
				Acquisition of property, plant and equipment	9,624	—	—
				Disposal of property, plant and equipment	22,024	—	—
				Disposal of other assets	9,655	—	—
				Other receivables from related parties	39,956	—	—
				Payables to related parties	671,004	—	—

		Xintec	1	Manufacturing overhead	214,590	—	—
				Research and development expenses	5,369	—	—
				Disposal of property, plant and equipment	3,841	—	—
				Other receivables from related parties	3,948	—	—
				Payables to related parties	69,583	—	—

		TSMC Canada	1	Research and development expenses	141,212	—	—
				Payables to related parties	14,647	—	—
(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Items	Amount	(Note 2)	Sales or Total Assets
1	GUC	TSMC North America	3	Purchases	$589,175	—	—
				Manufacturing overhead	161,306	—	—
				Payables to related parties	75,901	—	—

		GUC-NA	3	Manufacturing overhead	35,009	—	—
				Operating expenses	124,926	—	—
				Accrued expenses	15,920	—	—

		GUC-Japan	3	Operating expenses	32,687	—	—
				Accrued expenses	3,450	—	—

		GUC-Europe	3	Operating expenses	1,467	—	—

		GUC-Shanghai	3	Operating expenses	16,014	—	—
				Accrued expenses	2,744	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Continued)

B. For the nine months ended September 30, 2009

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statement Items	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$111,683,024	—	52%
				Receivables from related parties	22,009,288	—	4%
				Other receivables from related parties	13,851	—	—
				Payables to related parties	1,370	—	—

		TSMC China	1	Sales	53,839	—	—
				Purchases	2,611,248	—	1%
				Gain on disposal of property, plant and equipment	140,166	—	—
				Technical service income	6,419	—	—
				Other receivables from related parties	119,544	—	—
				Payables to related parties	456,026	—	—
				Deferred credits	43,730	—	—

		TSMC Japan	1	Marketing expenses-commission	166,109	—	—
				Payables to related parties	21,021	—	—

		TSMC Europe	1	Marketing expenses-commission	234,892	—	—
				Research and development expenses	13,172	—	—
				Payables to related parties	35,717	—	—

		TSMC Korea	1	Marketing expenses-commission	10,667	—	—
				Payables to related parties	1,020	—	—

		GUC	1	Sales	1,497,213	—	1%
				Research and development expenses	26,488	—	—
				Receivables from related parties	455,417	—	—

		TSMC Technology	1	Research and development expenses	299,636	—	—
				Payables to related parties	126,074	—	—

		WaferTech	1	Sales	3,357	—	—
				Purchases	3,872,117	—	2%
				Other receivables from related parties	3,921	—	—
				Payables to related parties	605,006	—	—

		Xintec	1	Sales of property, plant and equipment and other assets	58,450	—	—

		TSMC Canada	1	Research and development expenses	115,534	—	—
				Payables to related parties	12,889	—	—

1	GUC	TSMC North America	3	Purchases	701,967	—	—
				Manufacturing overhead	216,059	—	—
				Payables to related parties	97,319	—	—

		GUC-NA	3	Operating expenses	115,524	—	—
				Accrued expenses	14,015	—	—

		GUC-Japan	3	Operating expenses	29,296	—	—
				Accrued expenses	3,478	—	—

		GUC-Europe	3	Operating expenses	6,632	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary. No. 3 represents the transactions between subsidiaries.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 29, 2010	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer